
Forward.

certegy Inc

2001 ANNUAL REPORT

Financial Highlights

Certegy Inc.

(Dollars in thousands, except per share amounts)

*Year Ended December 31 (pro forma)**	**2001**	2000	1999
Revenues	**$851,123**	$778,562	$681,172
Operating Income	**$148,169**	$140,659	$120,985
Operating Income Margin	**17.4%**	18.1%	17.8%
Net Income	**$ 79,962**	$ 71,267	$ 60,076
Diluted Earnings per Share	**$ 1.16**	$ 1.05	$ 0.86
EBITDA per Share**	**$ 2.81**	$ 2.70	$ 2.26

**Includes pro forma adjustments to reflect the estimated additional expenses that would have been incurred prior to spin-off had we been operating as a stand-alone public entity.*

***Operating income plus depreciation and amortization, divided by average diluted shares outstanding.*

Contents

Fast. Forward. Rápido. Hacia adelante. Dynamique. De l'avant. Rápido. Para frente.

In any language, these words describe what makes Certegy a strong competitor. Global economies are expanding rapidly, and geographical boundaries are blurring. New technologies are fueling bold new opportunities and rewriting all of the rules. Certegy is in the right businesses, in the right geographies, at the right time... delivering high-quality card processing and check risk management services fast and accurately to the world's financial service providers and retailers, enabling them to compete in today's highly competitive marketplace.


GOOD THRU
05/03

Fast. Forward.

Global Reach

In today's rapidly changing global card issuing marketplace, it's all about maintaining a strong competitive position. It's all about speed to market. It's all about providing high-quality products and services. It's all about gaining leverage and increasing operating efficiencies.

Fast: 6 to 12 months

Leveraging experience gained from nearly two decades of providing multinational card processing and software services, Certegy has a proven track record of accurate, timely, and cost-efficient processing and systems integration. Regardless of the portfolio's size, location, or unique operating requirements, Certegy, in most cases, can convert a card program in less than 12 months, reducing risk and financial exposure to the issuer. Speed, reliability, and accuracy mean increased profitability for the issuer and higher quality customer service for the consumer.

Forward: A single global platform

Whatever the country, language, or currency, our advanced BASE2000™ card processing platform provides true global processing capability, enabling issuers to manage large multicountry card portfolios from a single location in an online, real-time mode. That's a critical competitive advantage – and an absolute necessity for multinational card issuers.

Leveling the Playing Field

In today's highly competitive marketplace, America's community banks and credit unions must be capable of providing their customers the same broad range of financial services as larger national financial institutions. And, they need to do it cost competitively, efficiently, and with superior customer service.

Fast: 30 to 90 days

Certegy's card processing, card marketing, and support service offerings enable community banks and credit unions to "level the playing field" and prosper in the financial services marketplace. With Certegy's leading-edge processing solutions, independent financial institutions can compete effectively without major capital, technical, and human resource investments. And they can do it fast. Certegy can install a card issuer program in less than 90 days from start to finish, enabling these institutions to react faster to changing market conditions and stay ahead of the competition.

Forward: Personal service is the difference

Community banks and credit unions are known for high-quality, personalized customer service. Certegy is the acknowledged market leader in providing payment services solutions to the nation's community financial institutions. Whether it's debit, credit, merchant, or e-banking services, the nation's independent financial institutions have partnered with Certegy to serve their customers' needs for more than three decades.




Dollars

Fast. Forward.

Solving the Identity Crisis

Is the customer really who he says he is? Should a check or card be accepted? Will the check clear? Retailers need to know these answers quickly, whether in-store, online or over the phone, to reduce losses and improve profitability.

Fast: In under 3 seconds

Practically before the ink is dry, or as quick as a swipe of a card, Certegy can authenticate, authorize, or guarantee a transaction. It's fast, it's efficient, and it's transparent to the consumer.

Forward: More approvals mean more sales

With industry-leading artificial intelligence models, backed by the world's most comprehensive check databases, Certegy helps retailers maintain a competitive edge, enabling them to accept more checks, record more sales, and improve point-of-sale efficiency.

Letter to Shareholders



Lee A. Kennedy
Chairman, President and Chief Executive Officer

A New Beginning, a New Opportunity, and an Exciting New Future

On July 9, 2001, our senior management team had the honor of ringing the opening bell at the New York Stock Exchange, officially commemorating the launch of Certegy as a new publicly traded company. It marked a new beginning for a company with a long tradition of dedication, focus, and accomplishment. Our rich heritage, which spans more than four decades, is built on the achievement of superior financial results, leading product innovation, and the dedication and commitment of our experienced and proven management team. Our new name, "Certegy," represents a new beginning, a new opportunity, and a new future for our shareholders, customers, and associates worldwide.

The Business

As a leading global payment services provider, Certegy offers the world's most comprehensive range of card processing, check risk management, and integrated customer support solutions available in the marketplace today. More than 6,000 financial institutions and 117,000 retailers have selected Certegy to provide card processing and check risk management services. Our two core businesses – Check Services and Card Services – are market leaders and are uniquely positioned to capitalize on the fast-growing trend toward payment services outsourcing.

Check Services, founded as Telecredit in 1961, pioneered the nation's first online check risk management system. From this small California-based operation, Check Services has grown into the world's leading provider of check risk management services, operating in the United States, the United Kingdom, Ireland, France, Canada, Australia, and New Zealand.

Similarly, the origin of our Card Services business dates back to the 1960s when Florida Service Center, a small Florida-based card services provider, was founded. Today, Certegy Card Services is the nation's largest provider of card processing services for community banks and credit unions and is also a leading global provider of card processing services.

Both of our businesses have strong growth potential, and each operates established regional processing centers in strategic high-growth markets throughout the world. The future of each of our businesses is very bright. We are in the right businesses, in the right geographies, at the right time.

Fundamentals of Our Growth and Success

Our *strong financial model* – with over 90% recurring revenues, solid operating margins, and significant free cash flow – is fueled by long-standing customer contracts. Over the past 10 years, we have grown revenues at a compound annual rate of 17.6%, while EBITDA increased 18.1%. Our balance sheet is strong and our first-year operating results, achieved in a difficult economy, were impressive. In 2001, our Company generated $148.2 million in operating income on gross revenues of $851.1 million. We reported net income

Local Presence – Global Reach


Canada
Ireland
United Kingdom
France
United States
Brazil
Chile
Australia
New Zealand
Card
Check
Card and Check

Established Operations in Key Geographic Regions.

of $80.0 million and diluted earnings per share of $1.16, which includes pro forma interest and corporate costs for the months prior to the spin-off. As of December 31, 2001, shareholders' equity was $211.9 million, and we had $27.7 million of cash on hand. Debt-to-total capitalization stood at 52.1%, down from 66.7% at the time of the launch of our Company in July.

Much of Certegy's success is attributable to the quality of our people. Combined, our *senior management team* has more than 170 years of industry expertise, many of those years having been dedicated to our Company. Each team member has a proven track record of consistent performance and a commitment to excellence.

We have built a *strong competitive position* as a leader in the large, growing global payments market. In the United States, we are the preeminent card processor for community banks and credit unions, managing more than 21 million cards. Internationally, the number of cards processed has grown at an impressive 98.1% compound annual rate over the past four years. We now process more than 20 million cards outside the United States.

Our check risk management systems are acknowledged as among the most sophisticated and accurate in the industry, and we are recognized as the leading global provider of check risk management services.

Certegy Timeline

Certegy commenced public trading as a new independent company on July 9, 2001. The Company, through its predecessors, has a rich heritage spanning more than four decades of global growth, innovation, and market leadership.

1961
Telecredit is founded – pioneers the check risk management industry in the U.S. with the development of the world's first online check authorization system.

1964
Introduced the nation's first bank check guarantee program.

Card Services

United States Market

Our comprehensive card processing, card marketing, and support service offerings have enabled community banks and credit unions to "level the playing field" and prosper in today's highly competitive financial services marketplace.

Building Profitable, Lasting Relationships

Certegy pioneered third-party card processing for independent financial institutions in 1968. As today's acknowledged market leader, our Company has established long-term partnerships with two premier U.S. financial institution trade associations, the Independent Community Bankers of America (ICBA) and Card Services for Credit Unions (CSCU). Recently, we signed agreements with ICBA and CSCU to extend our card processing partnerships through 2007. These contract extensions represent a total of nine consecutive extensions over a 15-year period. We are proud of our solid long-term relationships with these two leading associations, and are deeply committed to providing the industry's most comprehensive financial processing solutions to our nation's independent financial institutions. The credit union and community bank markets are large and growing. More than 11,000 community banks and credit unions do not currently issue cards and many are ideal candidates for our services. This market represents strong growth and even greater profit potential as card usage increases and new methods of plastic payment facilitation are implemented in the future.

Keys to Profitability and Progress

Much of our recent success can be attributed to the development of innovative products and services designed to ensure our customers' competitiveness by providing their customers industry-leading financial services. In 2001, we launched a new comprehensive suite of Internet products and services for credit unions and community banks. These new product innovations enable cardholders to view statements online, pay accounts electronically, and access a complete range of electronic Internet banking services.

Another key component of our success is our high-quality customer service, which is rated among the best in the industry. Certegy's team of dedicated, experienced service professionals continues to be a significant market differentiator, driving increased market penetration and high customer retention.

International Market

We entered the international card market with a focused and disciplined approach beginning with the 1994 purchase of First Bankcard Systems, Inc. (FBS Software), a leading developer of proprietary card processing software. Today, our card software is utilized by financial institutions in over 25 countries and serves as the platform of our international card business. Collectively, our software systems process over 100 million accounts worldwide.

1966
Developed the nation's first online point-of-sale terminal.

Launched the nation's first online check guarantee service.

Developed the "Protometer™," thereby launching magnetic strip (mag stripe) technology.

1969
Introduced the nation's first check cashing card program.

1973
Expanded check services program nationally.

1977
Acquired Florida Service Center – a small Florida-based card processor.

Certegy's proprietary BASE2000™ software provides third-party global card processing for multinational issuers. Whatever the country, language, or currency, this advanced system provides true global processing capabilities, enabling customers to manage multicountry card portfolios from a single location in an online, real-time mode.



Certegy International Card Growth (Cards in millions)
CAGR = 98.1%
25
20
15
10
5
0
2.6
7.8
13.3
20.2
'98
'99
'00
'01
South America
Europe
Asia-Pacific

Annual revenues from international card processing are growing in excess of 20%.

International Expansion

In 1998, we obtained our first international card processing customer, leveraging the reliability, flexibility, and portability of our global card processing platforms. In less than four years, we have established a strong international presence through key acquisitions, joint ventures, and start-ups.

Our international expansion includes the following significant milestones.

- 1998 – Acquired a controlling interest in Unnisa, one of the largest card processors in Brazil
- 1999 – Established a joint venture with Sears*Card* in the United Kingdom
- 2000 – Acquired Procard in Chile
- 2000 – Acquired the remaining interest in the Sears*Card* joint venture
- 2001 – Acquired the remaining interest in Unnisa
- 2001 – Established Pacific Rim card processing center in Australia

In July 2001, we completed the timely and accurate conversion of more than 4 million National Australia Bank cards issued in Australia, New Zealand, the United Kingdom, and Ireland. National Australia Bank represents our largest multinational account to date and is expected to generate over $100 million in new revenues over the five-year contract period.

From our first step of acquiring FBS Software in 1994, Certegy today is recognized as a global processing leader, serving over 30 regional and multinational card issuers in markets around the world. Our international growth has been rapid. In 2001, we added a record 6.9 million new cards.

With full-service processing centers in the United Kingdom, South America, Australia, and the United States, we are well-positioned in all four corners of the globe. We have sufficient capacity to serve new customers without significant additional capital investment.

1985
Signed the Independent Bankers Association of America (now ICBA), launching the nation's first national card processing program for community banks.

1987
U.S. League Financial Services, Inc. signed for card and payment services processing.

Card Services processed for 1,040 financial institutions with 1.85 million cardholders for $5.9 billion in Visa® and MasterCard® transactions.

1989
Card Services for Credit Unions (CSCU) signed for card processing services for its 487 member credit unions representing 1.8 million cardholders.

1990
Equifax Inc. acquired Telecredit.

Check Risk Management Services

Certegy's check risk management systems have established a new standard for the industry. We provide comprehensive check guarantee and verification services to more than 329,000 retail locations in seven countries. In 2001, we authorized more than $32 billion in check volume. Our global customer base ranges from small to medium-sized retailers operating in local and regional markets to some of the world's largest, best-known retailers.

Check Services had a very successful 2001. Check volume increased an outstanding 11.1%, driven by significant market share gains, new revenues generated from existing accounts, and expansion into non-traditional markets. Much of this success is attributable to the effectiveness and accuracy of our market differentiating risk management systems. Our unique artificial intelligence-based risk management systems are among the world's most advanced and predictive, allowing retailers to more accurately, efficiently, and profitably accept checks for payment of goods and services.

In 2001, we generated record new sales, adding leading national retailers such as Circuit City, Office Depot, Walgreens, Bed Bath & Beyond, and 7-Eleven to our growing list of world-premier retailers. Many of these wins resulted from head-to-head risk management tests against our competition.

It is my privilege to acknowledge the superior professionalism, dedication, and achievements of our Check Services national account sales team.

Certegy Check Authorization Volume (Dollars in billions)


$35
$30
$25
$20
$15
$10
CAGR = 12.6%
$20.0
$22.8
$26.4
$28.9
$32.1
'97
'98
'99
'00
'01

The dollar volume of checks authorized has grown at a 12.6% compound annual rate during the last five years.

We have been successful in migrating Check Services' client base to higher revenue-generating products and services. With each step up the value ladder, we provide more complete outsourcing solutions which translate into greater revenues and margins for our Company and higher profitability for our retail customers.

We have also concentrated on identifying and developing new revenue opportunities that leverage our core check risk management systems. We are pleased with the success of our initial entry into the "consumer-not-present" market with our PayNet

1992
Check business expanded into Europe, Australia, and New Zealand.

1993
CSCU extended its card servicing contract through 1999 for its 675 credit union members and 2.8 million cardholders.

120 member ICUL Service Corporation signed for card processing services.

1994
ICBA extended its card services contract through 1999.

Acquired First Bankcard Systems, Inc. (FBS Software), a leading international provider of proprietary card processing software.

Acquired First Security Processing Services, a credit union card processor.

1995
Acquired TecniCob S.A., increasing international card processing software installation presence from 9 to 24 countries.

Check Services guaranteed or authorized over $16 billion in check volume.

Secure™ product. PayNet Secure enables retailers to authenticate the identity of individuals and authorize or guarantee paperless checks via the telephone or the Internet. Leading online and telephone order retailers such as Gateway and Dell were added in 2001.

We are pleased with the success of our PayCheck Accept® payroll check cashing product which serves the grocery, retail, gaming, and convenience store industries. Check cashing is a natural extension of our check authorization and guarantee businesses. More than 25 million consumers cash checks at nontraditional financial service providers. This large and rapidly growing market represents an exciting new opportunity for Certegy.

In May, we announced an agreement with 7-Eleven, Inc. to provide automated check cashing services for 7-Eleven convenience stores throughout the United States. We are enthusiastic about Check Services' future check cashing growth potential.

Another noteworthy event is our August 2001 acquisition of Accu Chek, Inc., a leading provider of check collection and recovery services. Accu Chek's state-of-the-art check collection and recovery platform has enabled Certegy to reduce bad check losses and market additional complementary services to existing customers.

The integration of Accu Chek into Check Services is on schedule and we are proud to welcome the Accu Chek associates to our Certegy team.

Merchant Processing Services

The merchant processing business is an integral part of our global payment services offering. In 2001, we processed $8.2 billion in merchant sales volume, representing 109 million transactions. Revenues grew 22.5% in 2001, driven by new account signings and growth in card-based payments.

Looking ahead, growth in U.S. merchant processing will be driven by signing new community bank merchants and cross-selling Check Services' growing mid-tier retail customer base. Internationally, merchant processing will become a key product component as global financial institutions migrate to more efficient third-party processing technologies.

Disciplined Business Focus

We remain committed to the disciplined business strategies that have driven our success:

- Increasing core business market share
- Developing innovative products and services
- Extending geographic reach into targeted, high-growth markets
- Increasing profitability through improved operating efficiencies

1996
Became Europe's check services market share leader.

Acquired Card Services Division of CUNA Service Group Inc. (CSG), adding 7 million cardholders.

Company processed for 18 million cardholders and 5,800 financial institutions.

Launched nation's first artificial intelligence-based check risk management platform.

1997
ICBA signed for card processing services through 2004.

Check Services introduced PathWays® – the industry's first PC-based turnkey check risk management system.

Entered E-Banking Services business with acquisition of Goldleaf Technologies, Inc.

1998
Acquired controlling interest in Unnisa (one of the largest card processors in Brazil), expanding the Company's card services operations into South America.

Company processed for 24 million cardholders.

1999
Established a joint venture in the U.K. to provide full-service, third-party card processing services for Visa, MasterCard, retail, and debit card issuers' programs in the U.K. and Ireland from Solihull, England processing center.

Check Services introduced PayNet Secure™, a comprehensive online check and card payment solution, and PayCheck Accept®, a payroll check cashing program.

We remain focused on growing market share by leveraging our global processing centers and continuing to provide best-in-class technologies, products, and services. And, as in the past, we will embrace new and complementary lines of business that generate long-term value for our customers and shareholders.

We extend our warm thanks and appreciation to our loyal customers, associates, committed Board of Directors, and shareholders for your strong, ongoing support. We also want to convey a special "Thank You" to Thomas F. Chapman, Chairman and CEO of Equifax Inc., and the team of Equifax professionals with whom we have had the privilege to work during the last decade. Tom, Certegy's first chairman, will retire from the Certegy Board on May 16th, as previously communicated. We are indebted to Tom for his outstanding leadership and friendship, and for the profound impact that he has had on our business. We wish Tom and our many friends at Equifax continued success.


CEY
NYSE
CEY

Lee A. Kennedy rings the opening bell at the New York Stock Exchange on July 9, 2001, the date Certegy began trading as an independent public company. Pictured from left to right are Larry J. Towe, EVP and COO; Mary K. Waggoner, Corporate VP – Investor Relations; Richard A. Grasso, Chairman, NYSE; Lee A. Kennedy, Chairman, President and CEO; Michael T. Vollkommer, Corporate VP and CFO; and Cynthia R. Whiteman, SVP – Marketing and Communications.

We hope you will agree that Certegy's inaugural year was extraordinary. Our achievements have set high standards for the future. Our financial condition is strong and our management team remains focused on delivering superior returns to our owners.

Certegy. It *is* a new name – one that is gaining global recognition and stature with each passing day – and it is also a great deal *more.* It represents a new beginning, a new opportunity, and a new future for our shareholders, customers, and associates worldwide. Thank you for the trust that you have placed in our Company.

Lee A. Kennedy
Chairman, President and
Chief Executive Officer

1999 (continued)
CSCU extended its card services contract through 2004 for its 1,750 credit union members representing 9.3 million cardholders.

Company provided processing services for nearly 30 million cards and 6,000 issuers in the U.S., the U.K., Brazil, Chile, and India.

2000
Acquired Procard (Chile's second largest card processor).

Acquired remaining interest in U.K. card processor.

Equifax announced Certegy spin-off.

2001
Acquired remaining minority interest in Unnisa.

Launched major check cashing initiative with 7-Eleven, Inc. to provide fully automated check cashing services through virtual commerce kiosks.

Certegy began trading on the NYSE under the ticker symbol "CEY" on July 9, 2001.

Opened Australia card processing center.

Converted 4 million National Australia Bank cards to our BASE2000™ global proprietary card processing platform.

Acquired Accu Chek, Inc.

ICBA extended card services processing agreement for its 2,000 issuing banks and 3 million cards through 2007.

Card Services provides a comprehensive suite of end-to-end card processing solutions for community banks, credit unions, and multinational financial institutions. More than 6,000 financial institutions and card issuers have selected Certegy for card transaction processing and support. Certegy's proprietary software is utilized in over 25 countries and processes more than 100 million accounts. Certegy provides card processing for more than 41 million cards through full-service processing centers in high-growth regions throughout the world.

Products and Services

Credit and Debit Card Processing	Cardholder Customer Service
Card Processing Software	Card Enhancements
Portfolio Management and Analysis	Card Marketing
Application Processing	Fraud Management
Payment Processing	Merchant Processing

Customer Base

Community Banks	Financial Institutions
Credit Unions	Private Label Issuers
Multinational Banks	Retailers

Market Position and Scope

Leading global provider of card processing services with full-service processing centers in the United States, the United Kingdom, South America, and Australia.

- Largest provider of card processing to U.S. independent banks and credit unions
- Leading third-party processor in Brazil and Australia
- Proprietary card software operating in over 25 countries supporting more than 100 million accounts

End-to-End Service Offering



Customer Service
Card Marketing
Transaction Processing
Fraud Management
Application Processing
Payment Processing

Certegy provides a full range of end-to-end card processing solutions.

Check Services pioneered the check risk management industry with the development of the industry's first online check risk management technology. Today, Certegy leads the industry with the world's most advanced and predictive artificial intelligence-based check risk management systems. More than 329,000 retail locations in seven countries use Certegy's guarantee and verification products and services, generating more than $32 billion in check sales volume in 2001.

Products and Services

- Check Risk Management Services
- Check Guarantee and Authorization
- Check Verification
- Check Cashing
- Data Sales
- Risk Management Consulting
- Check Collections and Loss Prevention
- Software Solutions
- Merchant Processing

Customer Base

Regional, National, and International Companies:

- Apparel
- Automotive
- Brokerage
- Building and Home Improvement
- Consumer Electronics
- Convenience Stores
- Discount Stores
- Gaming
- Home Furnishings
- Internet
- Supermarket Chains
- Telecommunications

Market Position and Scope

World's leading check services provider with operations in the United States, Canada, Australia, New Zealand, France, Ireland, and the United Kingdom.

Fully Integrated Product Offering


Collections
Data Sales
Risk Management Systems
Guarantee
Risk Consulting
Verification

Certegy offers the world's most comprehensive range of check risk management solutions.

Ten-Year Financial Highlights

Revenues
(Dollars in millions)



$1,000
$750
$500
$250
0
CAGR = 17.6%
$197
$213
$277
$329
$385
$487
$566
$681
$779
$851
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

Operating Income*
(Dollars in millions)



$160
$120
$80
$40
0
CAGR = 15.9%
$39
$41
$48
$54
$58
$73
$97
$121
$141
$148
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

EBITDA*
(Dollars in millions)



$200
$150
$100
$50
0
CAGR = 18.1%
$43
$44
$54
$62
$68
$90
$125
$157
$183
$194
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

**Includes pro forma adjustments to reflect the estimated additional expenses that would have been incurred prior to spin-off had we been operating as a stand-alone public entity.*

certegy

Contents

OVERVIEW

We provide credit and debit card processing and check risk management services to financial institutions and merchants throughout the world through two segments, Card Services and Check Services. Card Services provides card issuer services in the United States ("U.S."), the United Kingdom ("U.K."), Brazil, Chile, Australia, New Zealand, Ireland, France, and Spain. Additionally, Card Services provides merchant processing services in the U.S. and card issuer software, support, and consulting services in numerous countries. Check Services provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand.

Our card issuer services enable banks, credit unions, retailers, and others to issue Visa and MasterCard credit and debit cards, private label cards, and other electronic payment cards. Card issuer services also include e-banking services, which enable banks to provide electronic banking services to their customers, allowing them to compete for and retain customers more effectively and to generate non-interest fee income. Our merchant processing services enable retailers and other businesses to accept credit, debit, and other electronic payment cards from purchasers of their goods and services. Card issuer software, support, and consulting services allow customers to manage their credit card programs.

Our check risk management services, which utilize our proprietary check authorization systems and risk assessment decision platforms, enable retailers, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses to minimize losses from dishonored checks, maximize check acceptance, and improve customer service. Our services include check guarantee, where we accept the risk of bad checks presented to our customers, verification services, where we determine the likelihood that a check will clear and our customer retains the risk, and certain combinations of guarantee and verification services. We also provide related service offerings, including risk management consulting and marketing services, which enable retailers to cross-sell and increase their customer retention.

Spin-off from Equifax

On July 7, 2001, the spin-off from Equifax Inc. ("Equifax") was completed by transferring the assets, liabilities, and stock of the businesses that comprised Equifax's Payment Services division to Certegy (the "Distribution"). For periods prior to the Distribution, the consolidated financial statements present our financial position, results of operations, and cash flows as derived from Equifax's historical financial statements. Included in these historical financial statements are certain Equifax corporate expenses that were allocated to us utilizing such factors as revenues, number of employees, and other relevant factors. We believe these allocations were made on a reasonable basis; however, we believe that, had we been operating on a full year stand-alone basis, we would have incurred additional expenses of approximately $3.3 million in 2001 and approximately $6.5 million in both 2000 and 1999.

In conjunction with the Distribution, we incurred $275 million of debt to fund a payment in that amount to Equifax. The historical financial statements do not include any allocation of Equifax corporate debt or related interest expense, as historically, these amounts were not allocated to the operating divisions by Equifax. We estimate our interest expense would have increased by $8.4 million, $21.7 million, and $18.6 million in 2001, 2000, and 1999, respectively, had Equifax allocated interest expense to us on $275 million of debt in the periods prior to the Distribution. These amounts of interest are based on annual interest at a rate of LIBOR plus 100 basis points, which is our cost of borrowing under our existing revolving credit facilities.

Components of Income Statement

We generate revenues from (i) charges based on transaction volume (U.S.), accounts or cards processed (outside the U.S.), and fees for various services and products (globally) within Card Services, and (ii) charges based on transaction volume and fees for various services and products within Check Services. Revenues depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product line, our reputation for providing timely and reliable service, competition within our industry, and general economic conditions.

Costs of services consist primarily of the costs of transaction processing systems, personnel to develop and maintain applications and operate computer networks and to provide customer support, losses on check guarantee services, interchange and other fees on merchant processing, and depreciation and occupancy costs associated with the facilities performing these functions. Selling, general, and administrative expenses consist primarily of salaries, wages, and related expenses paid to sales, non-revenue customer support functions and administrative employees and management, and prior to the Distribution, certain allocated Equifax corporate costs.

RESULTS OF OPERATIONS

The following table summarizes our consolidated results for the years ended December 31, 2001, 2000, and 1999:

(In millions, except per share amounts)	2001	2000	1999
Revenues	**$851.1**	$778.6	$681.2
Operating income	**$151.4**	$147.2	$127.5
Other income, net	**$ 0.1**	$ 1.3	$ 2.3
Interest expense	**$ (7.2)**	$ (1.3)	$ (0.9)
Net income	**$ 87.1**	$ 88.5	$ 74.6
Earnings per share:			
Basic	**$ 1.27**	$ 1.32	$ 1.09
Diluted	**$ 1.26**	$ 1.30	$ 1.07
Pro forma earnings per share*:			
Basic	**$ 1.17**	$ 1.06	$ 0.87
Diluted	**$ 1.16**	$ 1.05	$ 0.86

Pro forma earnings per share are provided for informational purposes. All comparisons discussed below are based on historical results.

Revenues

Year 2001 compared with Year 2000

Our revenues in 2001 of $851.1 million increased by $72.6 million, or 9.3%, over 2000. Card Services revenues grew 8.5% in 2001, while Check Services experienced revenue growth of 10.9% in 2001.

Our revenue growth was driven primarily by higher volumes, partially offset by unfavorable changes in foreign exchange rates. The acquisition of Accu Chek, Inc. ("Accu Chek") in August 2001 contributed $4.6 million of revenues in 2001. The strengthening of the U.S. dollar against foreign currencies, particularly the Brazilian real, reduced U.S. dollar equivalent revenue growth by $21.7 million; therefore, 2001 revenue growth in local currency was 12.1%. Card Services revenues grew 12.2% and Check Services revenues grew 11.9% in 2001 on a local currency basis.

Year 2000 compared with Year 1999

Our revenues in 2000 of $778.6 million increased by $97.4 million, or 14.3%, over 1999. Card Services revenues grew 16.8% in 2000, while Check Services experienced revenue growth of 9.6% in 2000.

The growth in revenues was driven by increased volumes, in part from acquisitions, and was partially offset by unfavorable changes in foreign exchange rates. The acquisition of Procard, a card processing operation in Chile, in January 2000 accounted for $5.1 million of revenue growth in 2000. The start-up of a card processing operation in the U.K. during June 1999 contributed $30.0 million and $13.7 million of total revenues in 2000 and 1999, respectively. The strengthening of the U.S. dollar against foreign currencies, particularly the Brazilian real and the British pound, reduced U.S. dollar equivalent revenue growth by $6.2 million; therefore, local currency revenue growth was 15.2%. On a local currency basis, Card Services revenues grew 17.5% and Check Services revenues grew 10.9% in 2000.

Operating Expenses

Year 2001 compared with Year 2000

Our total operating expenses in 2001 of $699.7 million increased by $68.3 million, or 10.8%, over 2000. Card Services operating expenses grew $35.1 million, or 8.6%, Check Services experienced operating expense growth of $29.2 million, or 13.5%, and corporate expenses of $11.9 million increased $4.0 million, or 51.9%, over 2000 due to the incremental costs we incurred as a stand-alone public company after the Distribution.

Costs of services increased by $66.0 million, or 12.3%, over 2000, principally driven by higher volumes in both business segments and higher guarantee loss rates in Check Services. An increase in card issuer and merchant volumes added $35.7 million of costs and higher check volume and loss rates added $30.3 million of costs. Card merchant costs of services included $146.1 million and $124.5 million of interchange pass-through costs in 2001 and 2000, respectively.

Selling, general, and administrative expenses increased $2.3 million, or 2.4%, largely attributable to the incremental costs we incurred as a stand-alone public company after the Distribution.

Year 2000 compared with Year 1999

Our total operating expenses in 2000 of $631.4 million increased by $77.7 million, or 14.0%, over 1999. Card Services operating expenses grew $60.2 million, or 17.3%, Check Services experienced operating expense growth of $17.0 million, or 8.5%, and corporate expenses of $7.8 million increased $0.5 million, or 6.5%.

Costs of services increased by $69.4 million, or 14.9%, over 1999, principally driven by increased volumes in both business segments. An increase in card issuer and merchant volumes added $54.5 million of costs and higher check volume added $14.9 million of costs. Card merchant costs of services included $124.5 million and $93.7 million of interchange pass-through costs in 2000 and 1999, respectively.

Selling, general, and administrative expenses increased $8.3 million, or 9.6%, largely attributable to the growth in our international Card Services businesses.

Operating Income

Year 2001 compared with Year 2000

Operating income of $151.4 million in 2001 increased $4.3 million, or 2.9%, over 2000. Combined operating margins were 17.8% in 2001 and 18.9% in 2000. Our overall operating margin was reduced due to the incremental general and administrative expenses we incurred as a stand-alone public company, higher guarantee loss rates in Check Services, and a 22.5% increase in lower-margin card merchant revenues. Merchant revenues have lower margins than the overall business as a result of interchange pass-through being a component of both revenues and costs of services.

Year 2000 compared with Year 1999

Operating income of $147.2 million in 2000 increased $19.7 million, or 15.4%, over 1999. Combined operating margins were 18.9% in 2000 and 18.7% in 1999. Our increased operating income has been principally driven by revenue growth. Our overall operating margin was impacted by a 33.4% growth in lower-margin card merchant revenues.

Other Income (Expense), Net

Other income (expense), net principally consists of net foreign exchange losses and gains on the sales of businesses. In 2000, other income includes a $2.2 million pre-tax gain on the sale of our investment in a card processing operation in India. In 1999, other income includes a $3.0 million pre-tax gain on the sale of a minority owned business in Brazil.

Interest Expense

Interest expense in 2001 is predominately related to borrowings on our $400 million unsecured revolving credit facilities, which were used to fund a $275 million payment to Equifax in July 2001 in conjunction with the Distribution. Total debt outstanding at December 31, 2001 was $230 million.

Interest expense for the periods prior to the Distribution principally consists of interest paid on a line of credit held by Unnisa, our card processing business in Brazil, and interest charged by Equifax on overnight funds borrowed on our behalf. We were not allocated any Equifax corporate debt or related interest expense, as historically, these amounts were not allocated to the operating divisions by Equifax. We estimate our interest expense would have increased by $8.4 million, $21.7 million, and $18.6 million in 2001, 2000, and 1999, respectively, had Equifax allocated interest expense to us on $275 million of debt in the periods prior to the Distribution. These amounts of interest are based on annual interest at a rate of LIBOR plus 100 basis points, which is our cost of borrowing under our existing revolving credit facilities.

Effective Tax Rate

Our effective tax rates were 39.0%, 39.1%, and 42.1% in 2001, 2000, and 1999, respectively. Our 1999 effective tax rate was negatively impacted by a basis difference of a minority owned business in Brazil that was sold during the year. We estimate our effective tax rate will be 38.3% in 2002. The decline in the estimated tax rate in 2002 is the result of the change in accounting for goodwill under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective January 1, 2002. Amortization of goodwill in 2001 included $4.8 million of non-deductible amortization.

Prior to the Distribution, we were included in the consolidated federal income tax return of Equifax. Federal and certain state tax provisions were settled through the intercompany accounts, and Equifax made income tax payments on our behalf. The provision for income taxes for these historical periods reflects federal, state, and foreign taxes calculated using the separate return basis.

Net Income and Earnings per Share

Net income in 2001 decreased $1.4 million, or 1.6%, below 2000, driven primarily by an increase in interest expense of $5.9 million as a result of the debt incurred in connection with the Distribution. Additionally, other income decreased by $1.2 million due principally to the gain realized on the sale of our card processing operation in India in 2000. These unfavorable variances were partially offset by an improvement in operating income of $4.3 million. Net income in 2000 increased $13.8 million, or 18.5%, over 1999, driven primarily by revenue growth.

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Prior to the commencement of public trading on July 9, 2001, weighted average shares outstanding were computed by applying the distribution ratio of 0.5 shares of Certegy common stock to the historical Equifax weighted average shares outstanding for the same periods presented.

Diluted EPS reflects the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding during the period. As there were no historical market share prices for Certegy common stock prior to July 9, 2001, the effect of dilutive stock options for periods prior to the Distribution were estimated based on the dilutive amounts for the third quarter of 2001.

Pro forma basic and diluted EPS is calculated based on pro forma net income. During 2001, 2000, and 1999, we made certain adjustments to our historical results prepared in conformity with accounting principles generally accepted in the U.S., to disclose pro forma net income. These adjustments include certain pro forma costs assuming the spin-off from Equifax had occurred on January 1, 1999, including incremental stand-alone public company costs and interest expense on the debt we incurred to fund a $275 million payment to Equifax in conjunction with the Distribution. We believe pro forma EPS provides a more meaningful comparative analysis for the years presented.

SEGMENT RESULTS

The following table summarizes our segment results for the years ended December 31, 2001, 2000, and 1999:

	Revenues			Operating Income		
(In millions)	**2001**	2000	1999	**2001**	2000	1999
Card Services	**$562.6**	$518.5	$443.9	**$119.8**	$110.8	$ 96.4
Check Services	**288.5**	260.1	237.3	**43.5**	44.2	38.4
	851.1	778.6	681.2	**163.3**	155.0	134.8
General corporate expense	–	–	–	**(11.9)**	(7.8)	(7.3)
	$851.1	$778.6	$681.2	**$151.4**	$147.2	$127.5

Card Services

Over the past four years, our Card Services business has pursued growth in international markets. In September 1998, Card Services expanded its operations into South America by acquiring a 59.3% interest in Unnisa, a card processing business in Brazil. In May 2001, we acquired the remaining 40.7% ownership interest in Unnisa. In June 1999, we started a card processing operation in the U.K., owning a 51% interest, and acquired full ownership in September 2000. In January 2000, we acquired Procard, a card processing operation in Chile. Also in 2000, we entered into a five-year agreement with the National Australia Bank to process cards issued in Australia, New Zealand, the U.K., and Ireland, with operations commencing in the second quarter of 2001. National Australia Bank is serviced from our new card processing operation in Australia, as well as from our card processing operation in the U.K. Card Services plans to pursue further card processing opportunities in the Asian and Pacific Rim markets, utilizing our Australian operation as the processing center.

Year 2001 compared with Year 2000

Card Services experienced revenue growth of $44.1 million in 2001, representing an increase of 8.5% over 2000. Domestic revenues of $447.8 million increased $44.0 million, or 10.9%, over the prior year, driven principally by rising merchant processing volumes, which contributed approximately $33.6 million of the domestic revenue growth.

International revenues of $114.8 million in 2001 approximated our international revenues in 2000 of $114.7 million. Exchange rate changes of the Brazilian real and the British pound reduced international card issuer services revenue growth by approximately $19.2 million. On a local currency basis, international card issuer services revenues increased by approximately 22.3%. This increase was driven by the growth in our account base in Brazil and the U.K. and the start-up of our Australian operation, as the number of cards processed by our international operations increased from 13.3 million at the end of 2000 to 20.2 million at the end of 2001. International revenues also include card issuer software and support revenues, which have declined from $13.1 million in 2000 to $9.7 million in 2001. We will continue to sell card issuer software licenses and support internationally; however, our primary emphasis is on utilization of this proprietary software to run outsourced card processing services for our international customers.

Card Services operating income in 2001 increased $9.0 million, or 8.1%, over 2000. Operating margins were 21.3% in 2001 and 21.4% in 2000. A higher level of lower-margin merchant processing revenues and exchange rate fluctuations reduced our overall operating margins in 2001. On a local currency basis, Card Services operating income grew 9.6% in 2001.

Year 2000 compared with Year 1999

Card Services revenues increased $74.6 million in 2000, a 16.8% growth over 1999. Domestic revenues of $403.8 million in 2000 increased 14.7% over the prior year, driven by increases in card issuer transactions and merchant volumes. Merchant processing contributed approximately $37.4 million of the domestic revenue growth in 2000.

Our international revenues of $114.7 million in 2000 grew 25.1% over 1999, as the number of cards processed by our international operations increased from 7.8 million at the end of 1999 to approximately 13.3 million at the end of 2000. Our acquisition of Procard, a card processing operation in Chile, in January 2000 accounted for $5.1 million of our revenue growth. The start-up of a card processing operation in the U.K. during June 1999 contributed $30.0 million and $13.7 million of revenues in 2000 and 1999, respectively. Card issuer software and support revenues declined from $23.2 million in 1999 to $13.1 million in 2000. Also partially offsetting international revenue growth in 2000 was the strengthening of the U.S. dollar. Exchange rate changes of the Brazilian real and the British pound reduced revenue growth by approximately $3.0 million. On a local currency basis, international card issuer services revenues increased by approximately 52.7%.

Card Services operating income in 2000 increased $14.4 million, or 14.9%, over 1999, principally driven by revenue growth in our U.S. operations. Operating margins were 21.4% in 2000 and 21.7% in 1999. Reduction of card issuer software and support revenues, start-up losses of certain international operations, and a higher level of lower-margin merchant processing revenues reduced our overall operating margins in 2000.

Check Services

We believe check writing has begun to decline as a total percentage of point-of-sale payments due, in part, to the growing use of debit and credit cards. At the same time, however, demand for our services is strong due to factors that include increasing sophistication of check fraud and higher concentration of bad checks written at the point-of-sale due to a trend of higher credit quality consumers paying more with credit and debit cards and writing fewer checks. These factors are contributing to a growing reliance of retailers and other businesses on outside vendors, such as us, to provide check risk management services.

Year 2001 compared with Year 2000

The revenues of Check Services increased by $28.5 million in 2001, a 10.9% growth over 2000. Domestic revenues of $238.5 million in 2001 increased 14.0% over 2000, largely attributable to the addition of new customers. The face amount of checks authorized in the U.S. totaled $29.0 billion in 2001 and $25.6 billion in 2000. Additionally, the acquisition of Accu Chek in August 2001 contributed $4.6 million of revenues in 2001.

Our international revenues of $50.0 million in 2001 decreased $0.8 million, or 1.5%, below 2000. The strengthening of the U.S. dollar against the British pound reduced international check revenue growth by $2.5 million in 2001. Although the face amount of checks authorized in the international operations declined in 2001 to $3.1 billion as compared to $3.3 billion in 2000, on a local currency basis, international revenues increased by approximately 3.4%.

Check Services operating income in 2001 decreased $0.7 million, or 1.6%, below 2000. Operating margins were 15.1% in 2001 and 17.0% in 2000. Decreased operating income and margin declines have been driven by overall higher check guarantee loss rates in 2001; however, Check Services profitability and margins have progressively improved each quarter throughout 2001 due to the seasonality of revenues, the addition of new customers, and improvement in guarantee loss rates.

Year 2000 compared with Year 1999

The revenues of Check Services increased by $22.8 million in 2000, a 9.6% growth over 1999. Domestic revenues of $209.2 million in 2000 increased 11.8% over 1999, driven by higher volumes largely resulting from the addition of new customers. The face amount of checks authorized in the U.S. totaled $25.6 billion in 2000 and $23.5 billion in 1999.

Our international revenues of $50.9 million in 2000 grew 1.4% over 1999; however, on a local currency basis, international revenues increased by approximately 6.6% as the face amount of checks authorized in the international operations increased to $3.3 billion in 2000, compared to $2.9 billion in 1999. The strengthening of the U.S. dollar against the British pound reduced international check revenue growth by $3.2 million in 2000.

Check Services operating income in 2000 increased $5.8 million, or 15.1%, over 1999. Operating margins were 17.0% in 2000 and 16.2% in 1999. Increased operating income and margin improvements have been driven by higher volumes, operating efficiencies achieved through process automation, and improved risk management in the international operations.

General Corporate

General corporate expense of $11.9 million in 2001 increased by $4.0 million and $4.5 million over 2000 and 1999, respectively, due to the incremental costs we incurred as a stand-alone public company after the Distribution. These incremental costs specifically relate to incremental pension expense, insurance costs, corporate headquarters rent, and stand-alone public company costs for audit, director, and stock exchange fees.

Prior to the Distribution, general corporate expense reflected certain Equifax corporate expenses that were allocated to us based on our proportionate amount of revenues, number of employees, and other relevant factors as compared to related totals for Equifax. We believe that these allocations were made on a reasonable basis; however, we believe that, had we been operating on a full year stand-alone basis, we would have incurred additional expenses of approximately $3.3 million in 2001 and approximately $6.5 million in both 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES

Year 2001 compared with Year 2000

Net cash provided by operating activities amounted to $102.9 million in 2001 as compared with $103.8 million in 2000. These amounts were reduced by $29.0 million and $21.4 million in 2001 and 2000, respectively, which are related to the timing of settlements in the card and merchant processing clearing system. Prior to the Distribution, Equifax held the cash deposits associated with this settlement process, which were included in the intercompany receivable from Equifax, a component of the Equifax equity investment. Operating activities provided cash of $131.9 million in 2001 and $125.1 million in 2000 before the effect of this settlement activity. Operating cash flow has been sufficient to fund capital expenditures, acquisitions, treasury stock purchases, and long-term debt repayments in 2001 and capital expenditures in 2000.

Net cash used in investing activities amounted to $128.4 million in 2001 and $78.2 million in 2000. Capital expenditures, exclusive of acquisitions, amounted to $49.3 million in 2001 and $38.8 million in 2000. Total capital expenditures are anticipated to approximate $45 million in 2002. Cash used for acquisitions, net of cash acquired, totaled $79.0 million and $46.3 million in 2001 and 2000, respectively. Cash proceeds from the sale of businesses and other assets amounted to $6.9 million in 2000.

Net cash provided by (used in) financing activities amounted to $24.9 million in 2001 and $(26.8) million in 2000. In July 2001, we borrowed $275 million on our revolving credit facilities to fund a cash payment to Equifax in conjunction with the Distribution. Net additions to long-term debt in 2001, including this $275 million and amounts temporarily borrowed for our acquisition of Accu Chek in August 2001, were $230.0 million. Net borrowings from (repayments to) Equifax, other than the $275 million payment, amounted to $68.4 million in 2001 and $(26.4) million in 2000. Treasury stock purchases in 2001 amounted to $2.4 million, while other activity, primarily proceeds from the exercise of stock options, provided cash of $4.0 million in 2001.

Year 2000 compared with Year 1999

Net cash provided by operating activities amounted to $103.8 million in 2000 as compared with $146.2 million in 1999. The $42.4 million decline in 2000 was due primarily to the timing of settlements in the card and merchant processing clearing system, which accounted for $46.4 million of the change in operating cash flow in 2000 versus 1999. Operating activities provided cash of $125.1 million in 2000 and $121.2 million in 1999 before the effect of this settlement activity. Cash held by Equifax associated with this settlement process was $29.0 million and $50.4 million at December 31, 2000 and 1999, respectively. These amounts were included in the intercompany receivable from Equifax, a component of the Equifax equity investment. Operating cash flow was sufficient to fund capital expenditures, exclusive of acquisitions, in 2000 and 1999.

Net cash used in investing activities amounted to $78.2 million in 2000 and $30.9 million in 1999. Capital expenditures, exclusive of acquisitions and investments, amounted to $38.8 million in 2000 and $50.1 million in 1999. Cash used for acquisitions and other investments, net of cash acquired, totaled $46.3 million in 2000. In 1999, we received $2.0 million of cash related to the final purchase price determination of a 1998 acquisition. Cash proceeds from the sale of businesses and other assets amounted to $6.9 million in 2000 and $17.9 million in 1999.

Net cash used in financing activities amounted to $26.8 million in 2000 and $103.7 million in 1999. Net repayments to Equifax amounted to $26.4 million and $106.1 million in 2000 and 1999, respectively.

General

As described in Note 10 to the consolidated financial statements, we have $39.5 million in lease commitments as of December 31, 2001. We have two operating leases, under which we have guaranteed the residual value of the leased properties. In the event the properties are sold by the lessors at the end of the lease terms, we would be responsible for any shortfall of the sales proceeds under $26.2 million, which approximates 79% of the value of the properties at the beginning of the lease terms. We believe the fair market values of these properties exceed the amount of the guarantees. As described in Note 2 to the consolidated financial statements, we have entered into an interest rate swap arrangement to fix the variable interest rate on one of these lease obligations. This derivative has been designated as a cash flow hedge, was documented as fully effective, and was valued as a liability totaling $0.6 million as of December 31, 2001.

Other than our transactions with Equifax, which are described in Note 5 to the consolidated financial statements, we do not have any material related party transactions.

In July 2001, we obtained $400 million of unsecured revolving credit facilities, a portion of which was used to fund a cash payment to Equifax of $275 million in conjunction with the Distribution. We believe that our current level of cash and cash equivalents, $27.7 million as of December 31, 2001, future cash flows from operations, and the amounts available under these revolving credit facilities, $170 million as of December 31, 2001, will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

We regularly evaluate cash requirements for current operations, development activities, and acquisitions. We may elect to raise additional funds for these purposes, either through further bank financing or the public capital markets, as appropriate. Based on our recent financial results and current financial position, we believe that additional funding will be available if required to meet our capital requirements.

CRITICAL ACCOUNTING POLICIES

In December 2001, the Securities and Exchange Commission ("SEC") requested that all registrants list their most "critical accounting policies" in their Management's Discussion and Analysis. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results of operations, and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our following accounting policies fit this definition:

Card merchant processing loss reserve. In our direct card merchant processing business, in the event that we are not able to collect charges properly reversed by cardholders from the merchants due to insolvency, bankruptcy, or another reason, we may be liable for any such reversed charges.

We recognize merchant processing revenue based on a percentage of the gross amount charged and have a potential liability for the full amount of the charge; therefore, we establish valuation allowances for operational losses when such losses are probable and reasonably estimated.

Check loss reserve. In our check guarantee business, we charge our merchants a percentage of the face value of the check and guarantee payment of the check to the merchant if the check is not honored by the checkwriter's bank. We have the right to collect the full amount of the check from the checkwriter but have not historically recovered 100% of the guaranteed checks; therefore, we establish a valuation allowance for this activity based on historical and projected loss experiences.

Accounting for goodwill and other intangible assets. In July 2001, SFAS 142 was issued, which, among other things, eliminates the amortization of goodwill and other non-separable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. We adopted the standard effective January 1, 2002, and expect to complete our first fair value-based impairment tests by June 30, 2002 in accordance with the standard. Amortization of goodwill was approximately $8.7 million for the year ended December 31, 2001. We estimate that EPS would have increased by approximately $0.11 for the year ended December 31, 2001 had SFAS 142 been effective as of the beginning of 2001.

Foreign currency translation. Approximately 19% of our revenues for the year ended December 31, 2001 and 40% of our assets at December 31, 2001 are associated with operations outside of the U.S. The U.S. dollar balance sheets and statements of income for these businesses are subject to currency fluctuations. We are most vulnerable to fluctuations in the Brazilian real and the British pound against the U.S. dollar. The cumulative translation adjustment, largely related to our investment in Unnisa, our Brazilian card processing operation, was a $67.6 million and $57.3 million reduction of shareholders' equity at December 31, 2001 and 2000, respectively.

SEASONALITY, INFLATION, AND ECONOMIC DOWNTURNS

We are subject to the impact of general economic conditions; however, historically this has been somewhat mitigated by the continued demand for payment transaction processing. We also are subject to certain seasonal fluctuations such as peak activity during the holiday buying season. Based upon internal Company expectations under pre-September 11th economic activity, we estimate that recessionary conditions in the post-September 11th periods reduced full year revenues and operating income by approximately $8 million and $3 million, respectively.

We do not believe that inflation has had a material effect on our operating results. However, inflation could adversely affect our financial results were it to result in a substantial weakening in economic conditions that adversely affects the level of consumer spending.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Based on analysis completed and described below, we do not believe that we are exposed to material market risk from changes in interest rates or foreign currency exchange rates.

Interest rates. We have unsecured revolving credit facilities that have a variable interest rate based on LIBOR plus 100 basis points; therefore, we are exposed to the impact of interest rate fluctuations. This risk is somewhat mitigated by our ability to fix the base LIBOR rate for periods of up to six months. Accordingly, as of February 6, 2002, $15 million has been fixed at a base LIBOR rate of 2.0% through March 6, 2002, $35 million has been fixed at a base LIBOR rate of 1.9% through April 9, 2002, $20 million has been fixed at a base LIBOR rate of 1.9% through May 7, 2002, and $145 million has been fixed at a base LIBOR rate of 2.0% through July 8, 2002. We have performed an interest rate sensitivity analysis assuming a 100 basis point increase in LIBOR for the period subsequent to these dates and no additional reduction of debt levels. Based on this interest rate increase, interest expense would increase by approximately $1.1 million in 2002.

Foreign currency exchange rates. Approximately 19% of our revenues for the year ended December 31, 2001 and 40% of our assets at December 31, 2001 are associated with operations outside of the U.S. The U.S. dollar balance sheets and statements of income for these businesses are subject to currency fluctuations. We are most vulnerable to fluctuations in the Brazilian real and the British pound against the U.S. dollar. Historically, we have not entered into derivative financial instruments to mitigate this risk, as it has not been cost-effective. The impact of currency fluctuations on profitability has not been significant since both revenues and costs of these businesses are denominated in local currency. If the U.S. dollar had a 10% higher appreciation against our non-U.S. dollar denominated businesses in 2001, revenues and operating income would have been reduced by $15.0 million and $1.1 million, respectively. We may use derivative financial instruments in the future if we deem it useful in mitigating an exposure to foreign currency exchange rates.

The cumulative translation adjustment, largely related to our investment in Unnisa, our Brazilian card processing operation, was a $67.6 million and $57.3 million reduction of shareholders' equity at December 31, 2001 and 2000, respectively.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis, and other portions of this Annual Report, contain forward-looking statements that are based on current expectations, estimates, forecasts, and projections about our business and our industry. They are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ significantly from what is expressed in those statements. In addition to important factors described elsewhere in this Annual Report, factors that could, either individually or in the aggregate, affect our performance include matters such as: our ability to maintain or improve our competitive positions against current and potential competitors; the level of economic growth, which tends to impact consumer spending by credit cards, debit cards or checks; a reversal of the trend of increasing demand for card processing outsourcing services in international markets, a reversal in the trend of increasing point-of-sale check fraud, or other factors affecting the demand for our products and services; loss of key customer contracts or strategic relationships; security failures with regard to our databases or failures in our key operating systems, which may impact our reputation and the ongoing demand for our products and services; changes in or increased regulation applicable to our businesses or those of our customers pertaining to credit availability, data usage, debt usage, debt collection or other areas; changes in industry standards for our or our customers' businesses; other risks associated with investments and operations in foreign countries that may increase our costs or reduce our revenues, including exchange rate fluctuations and local political, social, and economic factors. These factors are described in greater detail in our Annual Report on Form 10-K for 2001 filed with the SEC.

Summary of Selected Financial Data[1]

(In thousands, except per share amounts)	2001	2000	1999	1998	1997
Revenues	$851,123	$778,562	$681,172	$566,120	$486,603
Operating expenses	699,704	631,403	553,687	462,829	407,462
Operating income	151,419	147,159	127,485	103,291	79,141
Other income (expense), net	78	1,309	2,311	(383)	(3,798)
Interest expense	(7,200)	(1,301)	(901)	(533)	(532)
Income before income taxes and minority interests	144,297	147,167	128,895	102,375	74,811
Provision for income taxes	(56,276)	(57,609)	(54,272)	(40,505)	(29,240)
Minority interests in earnings, net of tax	(945)	(1,096)	6	(780)	–
Net income	$ 87,076	$ 88,462	$ 74,629	$ 61,090	$ 45,571
Basic earnings per share[2]	$ 1.27	$ 1.32	$ 1.09	$ 0.86	$ 0.63
Diluted earnings per share[3]	$ 1.26	$ 1.30	$ 1.07	$ 0.85	$ 0.62
Total assets	$697,573	$502,445	$495,255	$492,704	$273,966
Long-term debt	$230,000	$ –	$ –	$ –	$ –
Total shareholders' equity	$211,865	$323,618	$271,490	$348,793	$152,223

[1]The historical income statement data for the year ended December 31, 1997 and the historical balance sheet data as of December 31, 1998 and 1997 are derived from unaudited consolidated financial statements that have been prepared by management.

[2]Prior to the spin-off, basic weighted average shares outstanding is computed by applying the distribution ratio of one share of Certegy common stock for every two shares of Equifax common stock held to the historical Equifax weighted average shares outstanding.

[3]Prior to the spin-off, diluted weighted average shares outstanding is estimated based on the dilutive effect of stock options calculated in the third quarter of 2001.

Consolidated Statements of Income

Certegy Inc.

(In thousands, except per share amounts)

Year Ended December 31,	2001	2000	1999
Revenues	$851,123	$778,562	$681,172
Operating expenses:			
Costs of services	601,740	535,751	466,379
Selling, general, and administrative	97,964	95,652	87,308
	699,704	631,403	553,687
Operating income	151,419	147,159	127,485
Other income, net	78	1,309	2,311
Interest expense	(7,200)	(1,301)	(901)
Income before income taxes and minority interests	144,297	147,167	128,895
Provision for income taxes	(56,276)	(57,609)	(54,272)
Minority interests in earnings, net of tax	(945)	(1,096)	6
Net income	$ 87,076	$ 88,462	$ 74,629
Basic:			
Earnings per share	$ 1.27	$ 1.32	$ 1.09
Unaudited pro forma earnings per share (Note 2)	$ 1.17	$ 1.06	$ 0.87
Average shares outstanding	68,317	67,200	68,729
Diluted:			
Earnings per share	$ 1.26	$ 1.30	$ 1.07
Unaudited pro forma earnings per share (Note 2)	$ 1.16	$ 1.05	$ 0.86
Average shares outstanding	69,063	67,933	69,462

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Certegy Inc.

(In thousands, except par values)

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,674	$ 29,794
Settlement deposits	26,477	–
Trade accounts receivable, net of allowance for doubtful accounts of $2,538 and $2,148, respectively	102,511	99,472
Settlement receivables	100,114	48,173
Other receivables	10,631	7,706
Deferred income taxes (Note 7)	2,554	4,827
Other current assets	12,945	9,235
Total current assets	282,906	199,207
Property and equipment, net (Note 2)	34,340	32,806
Intangibles, net (Note 2)	240,630	184,612
Deferred income taxes (Note 7)	3,946	–
Other assets, net (Note 2)	135,751	85,820
Total assets	$697,573	$502,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 22,005	$ 18,465
Settlement payables	126,591	77,213
Notes payable	423	549
Accrued salaries and bonuses	13,164	11,871
Income taxes payable	11,703	8,992
Other current liabilities	48,050	43,161
Total current liabilities	221,936	160,251
Long-term debt	230,000	–
Deferred income taxes (Note 7)	24,629	11,390
Other long-term liabilities	9,143	1,280
Total liabilities	485,708	172,921
Commitments and contingencies (Note 10)		
Minority interests	–	5,906
Shareholders' equity:		
Equifax equity investment	–	380,906
Preferred stock, $0.01 par value; 100,000 shares authorized; none issued and outstanding at December 31, 2001	–	–
Common stock, $0.01 par value; 300,000 shares authorized; 68,836 shares issued and outstanding at December 31, 2001	688	–
Paid-in capital	232,099	–
Retained earnings	50,568	–
Deferred compensation	(3,651)	–
Accumulated other comprehensive loss	(67,839)	(57,288)
Treasury stock, at cost; none at December 31, 2001	–	–
Total shareholders' equity	211,865	323,618
Total liabilities and shareholders' equity	$697,573	$502,445

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Certegy Inc.

(In thousands)

Year Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 87,076	$ 88,462	$ 74,629
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	45,677	42,698	35,758
Amortization of deferred compensation	676	–	–
Income tax benefit from stock options	729	–	–
Gain from sale of investments	–	(2,188)	(2,997)
Minority interests in earnings	945	1,096	(6)
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable, net	(6,134)	1,568	(13,214)
Current liabilities, excluding notes and settlement payables	5,963	(1,240)	21,579
Settlement accounts, net	(29,040)	(21,353)	25,020
Other current assets	(1,657)	(335)	321
Deferred income taxes	6,771	(2,961)	3,921
Other long-term liabilities	3,710	(168)	(115)
Other assets	(11,840)	(1,795)	1,324
Net cash provided by operating activities	102,876	103,784	146,220
Cash flows from investing activities:			
Capital expenditures	(49,349)	(38,789)	(50,111)
Acquisitions, net of cash acquired	(79,038)	(46,257)	2,020
Investments in unconsolidated affiliates	–	–	(700)
Proceeds from sale of investments	–	6,850	17,857
Net cash used in investing activities	(128,387)	(78,196)	(30,934)
Cash flows from financing activities:			
Change in notes payable	(122)	(466)	(871)
Net repayments to Equifax	(206,646)	(26,353)	(106,059)
Net additions to long-term debt	230,000	–	–
Treasury stock purchases	(2,353)	–	–
Proceeds from exercise of stock options	3,992	–	–
Contributions from minority interests	–	–	3,223
Net cash provided by (used in) financing activities	24,871	(26,819)	(103,707)
Effect of foreign currency exchange rates on cash	(1,480)	(2,592)	(752)
Net cash (used) provided	(2,120)	(3,823)	10,827
Cash and cash equivalents, beginning of year	29,794	33,617	22,790
Cash and cash equivalents, end of year	$ 27,674	$ 29,794	$ 33,617

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Certegy Inc.

(In thousands)

	Equifax Equity Investment	Common Stock	Paid-In Capital	Retained Earnings	Deferred Compen-sation	Accumulated Other Comprehen-sive Loss	Treasury Stock	Total Share-holders' Equity	Compre-hensive Income
Balance, December 31, 1998	$350,997	$ –	$ –	$ –	$ –	$ (2,204)	$ –	$348,793	
1999 changes:									
Net income	74,629							74,629	$74,629
Foreign currency translation adjustment						(46,258)		(46,258)	(46,258)
Net transactions with Equifax	(105,674)							(105,674)	
Balance, December 31, 1999	319,952	–	–	–	–	(48,462)	–	271,490	$28,371
2000 changes:									
Net income	88,462							88,462	$88,462
Foreign currency translation adjustment						(8,826)		(8,826)	(8,826)
Net transactions with Equifax	(27,508)							(27,508)	
Balance, December 31, 2000	380,906	–	–	–	–	(57,288)	–	323,618	$79,636
2001 changes:									
Net income	36,508			50,568				87,076	$87,076
Foreign currency translation adjustment						(10,323)		(10,323)	(10,323)
Net transactions with Equifax	83,678							83,678	
Distribution[1]	(501,092)	686	225,406					(275,000)	
Restricted stock issued[2]		1	4,326		(4,327)			–	
Treasury stock purchased[3]							(2,353)	(2,353)	
Stock options exercised[4]		1	1,638				2,353	3,992	
Income tax benefit from stock options			729					729	
Amortization of deferred compensation					676			676	
Cash flow hedging activities						(228)		(228)	(228)
Balance, December 31, 2001	**$ –**	**$688**	**$232,099**	**$50,568**	**$(3,651)**	**$(67,839)**	**$ –**	**$211,865**	**$76,525**

[1] 68,600 shares
[2] 133 shares
[3] (81) shares
[4] 184 shares

The accompanying notes are an integral part of these consolidated financial statements.

1. SPIN-OFF AND BASIS OF PRESENTATION

In October 2000, the Board of Directors of Equifax Inc. ("Equifax") announced its intent to spin off its Payment Services division, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution"). This Distribution occurred on July 7, 2001 (the "Distribution Date") and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the Payment Services division to Certegy Inc. ("Certegy" or the "Company") and then distributing all of the shares of Certegy common stock to Equifax's shareholders. (The term "Company" is also used to refer to the Equifax Payment Services division prior to the Distribution.) The Equifax shareholders received one share of Certegy common stock for every two shares of Equifax common stock held as of the Distribution Date. In conjunction with the Distribution, Certegy made a cash payment to Equifax in the amount of $275 million to reflect Certegy's share of Equifax's pre-distribution debt used to establish the Company's initial capitalization. This was funded through $400 million of unsecured revolving credit facilities obtained by Certegy in July 2001. Certegy was incorporated on March 2, 2001, under the name Equifax PS, Inc., as a wholly-owned subsidiary of Equifax. Certegy did not have any operations, assets, or liabilities until the contribution by Equifax to Certegy of the Payment Services division prior to the Distribution.

The Company provides credit and debit card processing and check risk management services to financial institutions and merchants throughout the world through two segments, Card Services and Check Services (see Note 12 for segment information). Card Services provides card issuer services in the United States ("U.S."), the United Kingdom ("U.K."), Brazil, Chile, Australia, New Zealand, Ireland, France, and Spain. Additionally, Card Services provides merchant processing services in the U.S. and card issuer software, support, and consulting services in numerous countries. Check Services provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Prior to the Distribution Date, the financial statements included the accounts of the Equifax businesses that comprised its Payment Services division. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the U.S. ("GAAP"), and present the Company's financial position, results of operations, and cash flows. Through the Distribution Date, these amounts were derived from Equifax's historical financial statements. As further described in Note 5, certain Equifax corporate expenses were allocated to the Company through the Distribution Date. These allocations were based on an estimate of the proportion of corporate expenses allocable to the Company, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, these allocations were made on a reasonable basis; however, the costs of these services charged to the Company may not reflect the actual costs the Company would have incurred for similar services had it been operating as a stand-alone company. The consolidated financial statements do not include any allocation of Equifax corporate debt or related interest expense, as historically, these amounts were not allocated to the operating divisions by Equifax.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition. Revenues from credit and debit card processing and related services are recognized based on a specified amount per account, per card, or per transaction when processed or as services are rendered. Card merchant processing provides a range of processing services, including authorizing card transactions at the point-of-sale, capturing and transmitting data affecting settlement of payments, and assisting merchants in resolving billing disputes with their customers. Revenues for card merchant processing services are recognized in the period the transactions are processed or when the services are performed based on a percentage of the gross amount charged, and include interchange fees, which are processing fees paid to credit card associations. The Company records a valuation allowance for operational losses when such losses are probable and reasonably estimated.

Check guarantee is the process of electronically authorizing a check being presented to the Company's merchant customer through an extensive database and guaranteeing the face value of the check to the merchant customer. If a guaranteed check is dishonored, the Company reimburses the merchant for the check's face value, and pursues collection from the delinquent checkwriter. Revenues for check guarantee services are based on a percentage of the face value of each guaranteed check and are recognized when the obligations to the merchant customer are fulfilled. At the time checks are guaranteed, the Company records a valuation allowance for losses on uncollectible checks, based on historical and projected loss experiences. Check verification services are similar to check guarantee services, except the Company does not guarantee the verified checks, and the risk of loss is retained by the merchant customer. Revenues for these services are based on a fixed amount per check and are recognized when the checks are verified.

The Company licenses card issuer software products that allow customers to manage their credit card programs. These products include a complete suite of UNIX and mainframe credit card issuing and acquiring software. Software license revenues are recognized in accordance with Statement of Position 97-2, "Software Revenue Recognition." In certain software arrangements, the Company provides consulting services, which include implementation and upgrades to the existing base software. For license sales that do not include consulting services, revenue is recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable, and evidence of an arrangement exists. For professional services related to card issuer software and for licenses that include consulting or processing services, revenue is recognized over the period the services are performed. Card issuer software maintenance and support revenues are recognized over the term of the contract or as services are performed.

Earnings Per Share. Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Prior to the commencement of public trading on July 9, 2001, weighted average shares outstanding were computed by applying the distribution ratio of 0.5 shares of Certegy common stock to the historical Equifax weighted average shares outstanding for the same periods presented.

Diluted EPS reflects the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding during the period. As there were no historical market share prices for Certegy common stock prior to July 9, 2001, the effect of dilutive stock options for periods prior to the Distribution were estimated based on the dilutive amounts for the third quarter of 2001. Restricted stock was not issued until after the Distribution Date.

A reconciliation of the average outstanding shares used in the basic and diluted EPS calculations for the years ended December 31, 2001, 2000, and 1999 is as follows:

(In thousands)	**2001**	2000	1999
Weighted average shares outstanding (basic)	**68,317**	67,200	68,729
Effect of dilutive securities:			
Stock options	**718**	733	733
Restricted stock	**28**	–	–
Weighted average shares outstanding (diluted)	**69,063**	67,933	69,462

Pro Forma Earnings Per Share (Unaudited). Pro forma basic and diluted EPS is calculated based on pro forma net income. During 2001, 2000, and 1999, the Company made certain adjustments to its results prepared in conformity with GAAP, to disclose pro forma net income. These adjustments include certain pro forma costs assuming the spin-off from Equifax had occurred on January 1, 1999, including incremental stand-alone public company costs and interest expense on the debt the Company incurred to fund a $275 million payment to Equifax in conjunction with the Distribution. Management believes pro forma EPS provides a more meaningful comparative analysis for the years presented. A reconciliation of net income to pro forma net income for the years ended December 31, 2001, 2000, and 1999 is as follows:

(In thousands)	**2001**	2000	1999
Net income	**$87,076**	$88,462	$74,629
Additional operating expenses	**(3,250)**	(6,500)	(6,500)
Additional interest expense	**(8,413)**	(21,735)	(18,634)
Income tax benefit of pro forma adjustments	**4,549**	11,040	10,581
Pro forma net income	**$79,962**	$71,267	$60,076
Pro forma basic earnings per share	**$ 1.17**	$ 1.06	$ 0.87
Pro forma diluted earnings per share	**$ 1.16**	$ 1.05	$ 0.86

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased.

Settlement Deposits, Receivables, and Payables. Settlement receivables and payables result from timing differences in the Company's settlement process with merchants, financial institutions, and credit card associations related to merchant and card transaction processing. Cash held by the Company associated with this settlement process is classified as settlement deposits in the consolidated balance sheets. Prior to the Distribution, settlement deposits were held by Equifax and included in the intercompany receivable due from Equifax, a component of the Equifax equity investment. Cash held by Equifax at December 31, 2000 and 1999 was $29.0 million and $50.4 million, respectively.

The Company has an unsecured revolving credit facility that provides advances up to $130 million to finance its customers' shortfalls in the daily funding requirements associated with the Company's credit and debit card settlement operations. Amounts borrowed are typically repaid within one to two business days, as customers fund the shortfalls. This facility has a variable interest rate equal to LIBOR plus 100 basis points and contains certain financial covenants and events of default customary for financings of this nature. This facility has an initial term of 364 days, expiring on June 28, 2002, and amounts may be repaid at any time within this term. The amount outstanding under this facility at December 31, 2001 was $10.5 million, which is included in settlement payables in the consolidated balance sheet. This amount was repaid on January 2, 2002.

Property and Equipment. The cost of property and equipment is depreciated on a straight-line basis over estimated useful lives as follows: buildings – 30 years; leasehold improvements – not to exceed lease terms; data processing equipment – 3 to 5 years; and furniture – 3 to 10 years. Maintenance and repairs are charged to expense as incurred.

Property and equipment at December 31, 2001 and 2000 consist of the following:

(In thousands)	**2001**	2000
Land, buildings, and improvements	**$ 10,914**	$ 9,246
Data processing equipment and furniture	**91,073**	84,859
	101,987	94,105
Less accumulated depreciation	**(67,647)**	(61,299)
	$ 34,340	$32,806

Intangibles. Intangibles include acquired goodwill, merchant contracts, data files, and customer lists. Net goodwill of $207.1 million and $160.9 million at December 31, 2001 and 2000, respectively, is amortized using the straight-line method over estimated useful lives of 20 to 40 years, with a weighted average life of 24 years. Net other intangibles, including merchant contracts, data files, and customer lists, of $33.5 million and $23.7 million at December 31, 2001 and 2000, respectively, are amortized using the straight-line method over estimated useful lives of 8 to 15 years. Useful lives are principally determined by management based on the nature and geographic location of the business acquired and the relative stability and rate of technological change inherent in each business. Goodwill amortization expense was $8.7 million in 2001, $7.9 million in 2000, and $7.2 million in 1999. As of December 31, 2001 and 2000, accumulated goodwill amortization was $30.5 million and $23.8 million, respectively. Amortization expense for other intangibles was $2.4 million and $0.3 million in 2001 and 2000, respectively. As of December 31, 2001 and 2000, accumulated amortization for other intangibles was $2.7 million and $0.3 million, respectively.

Other Assets. Other assets principally consist of systems development and other deferred costs, prepaid pension cost, and purchased software. The costs of internally developed and purchased software used to provide services to customers or for internal administrative services are capitalized and amortized on a straight-line basis over five to ten years, as determined by their estimated useful lives. Maintenance and repairs are charged to expense as incurred. Other miscellaneous assets are amortized using the straight-line method over estimated useful lives of five to ten years. Amortization expense for other assets was $20.8 million in 2001, $20.6 million in 2000, and $15.4 million in 1999. As of December 31, 2001 and 2000, accumulated amortization was $71.6 million and $57.1 million, respectively.

Other assets, net at December 31, 2001 and 2000, consist of the following:

(In thousands)	**2001**	2000
Systems development and other deferred costs	**$ 96,357**	$78,139
Prepaid pension cost	**20,875**	–
Purchased software	**6,683**	6,607
Other	**11,836**	1,074
	$135,751	$85,820

Impairment of Long-Lived Assets. Long-lived assets include property and equipment, intangibles, and other assets. The Company regularly evaluates whether events and circumstances have occurred which indicate that the carrying amount of long-lived assets may warrant revision or may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the asset in measuring whether the carrying amount of the related asset is recoverable. To the extent these projections indicate that future undiscounted net cash flows are not sufficient to recover the carrying amounts of the related assets, the underlying assets are written down by charges to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows. In the opinion of management, the long-lived assets are appropriately valued at December 31, 2001 and 2000, respectively.

Minority Interests. Minority interests in earnings of consolidated subsidiaries represent the minority shareholders' share of the after-tax net income or loss of various consolidated subsidiaries. The minority interests in the consolidated balance sheets reflect the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportional share of the earnings or losses of the subsidiaries, net of dividends. As of December 31, 2001, there were no minority interests in any of the Company's subsidiaries.

Foreign Currency Translation. The Company has foreign subsidiaries whose functional currency is their local currency. Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change. The assets and liabilities of foreign subsidiaries, including long-term intercompany balances, are translated at the year-end rate of exchange, and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders' equity. The effects of foreign currency gains and losses arising from these translations of assets and liabilities are included as a component of other comprehensive income.

Supplemental Cash Flow Information. Supplemental cash flow disclosures for the years ended December 31, 2001, 2000, and 1999 are as follows:

(In thousands)	**2001**	2000	1999
Income taxes paid, net of amounts refunded	**$28,627**	$4,120	$3,470
Interest paid	**$ 5,138**	$1,308	$ 897

Prior to the Distribution, cash paid for income taxes represented only payments for foreign and certain state income taxes. Payments for federal and unitary state income taxes were reflected as a component of net transactions with Equifax in the consolidated financial statements.

Financial Instruments. The Company considers the carrying amounts of its financial instruments, including cash and cash equivalents, receivables, accounts and notes payable, and accrued liabilities, to approximate their fair market values due to their short maturity. The carrying amount of the Company's long-term debt also approximates its fair market value given the debt arrangements have variable interest rates that reflect currently available terms and conditions for similar debt.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that a Company recognize derivatives as assets or liabilities on its balance sheet, and also requires that the gain or loss related to the effective portion of derivatives designated as cash flow hedges be recorded as a component of other comprehensive income. At December 31, 2001, the Company held one interest rate swap arrangement that, in effect, fixes the interest rate for a related variable rate lease obligation (Note 10). This derivative has been designated as a cash flow hedge, was documented as fully effective, and at December 31, 2001 was valued as a liability totaling $0.6 million. This liability is included in other current liabilities in the consolidated balance sheet, and the related loss is recorded, net of income tax, as a component of accumulated other comprehensive loss. The notional amount of debt underlying the swap arrangement at the date of the transaction was $10.1 million.

Recent Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141, among other things, eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142, among other things, eliminates the amortization of goodwill and other non-separable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted the standard effective January 1, 2002 and expects to complete its first fair value-based impairment tests by June 30, 2002 in accordance with the standard. Amortization of goodwill was approximately $8.7 million for the year ended December 31, 2001. Management estimates that EPS for the year ended December 31, 2001 would have increased by approximately $0.11 had SFAS 142 been effective as of the beginning of 2001.

3. ACQUISITIONS

During 2001 and 2000, the Company acquired or increased its ownership in the following businesses:

Business	Date Acquired	Industry Segment	Percentage Ownership
Accu Chek, Inc. (U.S.)	Aug 2001	Check	100.0%
Unnisa Ltda. (Brazil)	May 2001	Card	100.0%[1]
Equifax Card Solutions Ltd. (U.K.)	Sep 2000	Card	100.0%[2]
Check-A-Cheque Ltd. (U.K.)	Mar 2000	Check	100.0%
Rexora (U.K.)	Jan 2000	Check	100.0%
Procard S.A. (Chile)	Jan 2000	Card	100.0%

[1]Increased ownership from 59.3% acquired in 1998 to 100% in 2001.
[2]Increased ownership from 51% when started in 1999 to 100% in 2000.

In May 2001, the Company increased its ownership in Unnisa Ltda. ("Unnisa"), a card processing business in Brazil, from 59.3% to 100%. In August 2001, the Company acquired Accu Chek, Inc. ("Accu Chek"), a leading provider of third-party check collection services. These acquisitions had an aggregate cash purchase price of $79.0 million, net of cash acquired, with $58.1 million allocated to goodwill, $12.1 million allocated to other intangibles, including data files and customer lists, $4.0 million allocated to other current and long-term assets, $1.0 million of assumed liabilities, and $5.8 million for the elimination of the minority interests. If these 2001 acquisitions had occurred as of the beginning of 2000, the unaudited pro forma revenues, net income, and diluted EPS of the Company would have been $856.2 million, $87.3 million, and $1.26 in 2001, respectively, and $786.2 million, $88.3 million, and $1.30 in 2000, respectively.

In 2000, the Company increased its ownership in Equifax Card Solutions Ltd., a U.K. card processing business, from 51% to 100%, and acquired Check-A-Cheque Ltd. and Rexora to complement its check business in Europe and Procard S.A., a card processing business in Chile. The Company also acquired a portfolio of credit card merchant processing accounts from Heartland Payment Systems. These acquisitions had an aggregate cash purchase price of $46.3 million, net of cash acquired, with $24.7 million allocated to goodwill, $22.0 million allocated to merchant contracts, $1.8 million allocated to assets, and $2.2 million of assumed liabilities. If these 2000 acquisitions had occurred as of the beginning of 1999, the unaudited pro forma revenues, net income, and diluted EPS of the Company would have been $830.1 million, $87.5 million, and $1.29 in 2000, respectively, and $748.3 million, $72.7 million, and $1.05 in 1999, respectively.

The above acquisitions were accounted for as purchases, and their results of operations have been included in the consolidated statements of income from the dates of acquisition. The pro forma information is based on historical results of the separate companies and may not necessarily be indicative of the results that would have been achieved or of results that may occur in the future.

4. DIVESTITURES

In September 2000, the Company sold its 50% interest in its card processing operation in India for $6.9 million, which resulted in a pre-tax gain of $2.2 million. In April 1999, the Company sold its 34% equity interest in Proceda in Brazil for $17.9 million, which resulted in a pre-tax gain of $3.0 million. These gains were recorded in other income.

5. TRANSACTIONS WITH EQUIFAX

There were no material intercompany purchase or sale transactions between Equifax and the Company through the Distribution Date. Prior to the Distribution, the Company advanced excess cash to Equifax under Equifax's centralized cash management system. This excess cash and short-term advances to the Company from Equifax are included in the Equifax equity investment in the consolidated balance sheet as of December 31, 2000.

The Company was charged with incremental corporate costs through the Distribution Date in the amount of $6.3 million in 2001, $11.1 million in 2000, and $10.1 million in 1999. Approximately $1.9 million, $3.3 million, and $2.8 million of these amounts were allocated to the Company's two operating segments in 2001, 2000, and 1999, respectively. The Equifax allocations were based on an estimate of the proportion of corporate expenses related to the Company, utilizing such factors as revenues, number of employees, and other relevant factors. Management believes that, had the Company been operating on a full year stand-alone basis, it would have incurred additional expenses of approximately $3.3 million in 2001 and approximately $6.5 million in both 2000 and 1999, which specifically relate to incremental pension expense, insurance costs, corporate headquarters rent, and stand-alone public company costs for audit, director, and stock exchange fees. Management believes that all other costs allocated to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.

In conjunction with the Distribution, the Company and Equifax entered into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the Distribution, including the distribution agreement, the tax sharing and indemnification agreement, the employee benefits agreement, the intercompany data purchase agreement, the intellectual property agreement, and the transition support agreement.

6. LONG-TERM DEBT

In July 2001, the Company entered into a $300 million unsecured revolving credit facility with a group of commercial banks. This facility provides interest rates tied to Base Rate or LIBOR. This facility also contains certain financial covenants related to interest coverage and funded debt to cash flow, and borrowings under this facility are guaranteed by the Company's subsidiaries. Borrowings were made on this facility to fund a $275 million payment to Equifax in conjunction with the Distribution. It is also available to meet working capital and acquisition needs, if necessary. Outstanding amounts are due upon the expiration date of the facility in July 2004; therefore, the Company classifies the outstanding balance as long-term debt. At December 31, 2001, the Company had $230 million outstanding under this facility.

Also in July 2001, the Company entered into a $100 million unsecured revolving credit facility with the same group of commercial banks. This facility provides interest rates tied to Base Rate or LIBOR. This facility also contains certain financial covenants related to interest coverage and funded debt to cash flow, and borrowings under this facility are guaranteed by the Company's subsidiaries. This facility expires in July 2002 and there were no amounts outstanding at December 31, 2001.

The Company also has an unsecured revolving credit facility that provides advances up to $130 million to finance its customers' shortfalls in the daily funding requirements associated with the Company's credit and debit card settlement operations. This credit facility has been classified as part of the Company's settlement payables in the consolidated balance sheet (Note 2).

7. INCOME TAXES

Prior to the Distribution Date, the Company was included in the consolidated federal income tax return of Equifax. Tax provisions were settled through the intercompany accounts and Equifax made income tax payments on behalf of the Company. The Company's provision for income taxes in the consolidated statements of income reflects federal, state, and foreign income taxes calculated using the separate return basis. The provision for income taxes consists of the following:

(In thousands)	**2001**	2000	1999
Current:			
Federal	**$42,187**	$47,908	$39,321
State	**6,138**	8,095	6,532
Foreign	**5,105**	3,343	1,243
	53,430	59,346	47,096
Deferred:			
Federal	**1,928**	(668)	5,995
State	**278**	(160)	1,095
Foreign	**640**	(909)	86
	2,846	(1,737)	7,176
	$56,276	$57,609	$54,272

The provision for income taxes is based on income before income taxes and minority interests as follows:

(In thousands)	**2001**	2000	1999
United States	**$133,552**	$141,212	$121,683
Foreign	**10,745**	5,955	7,212
	$144,297	$147,167	$128,895

The provision for income taxes is reconciled with the federal statutory rate as follows:

(In thousands)	**2001**	2000	1999
Federal statutory rate	**35.0%**	35.0%	35.0%
Provision computed at federal statutory rate	**$50,504**	$51,508	$45,113
State and local taxes, net of federal tax benefit	**4,170**	5,157	4,959
Other	**1,602**	944	4,200
	$56,276	$57,609	$54,272

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.

Components of the Company's deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

(In thousands)	**2001**	2000
Deferred income tax assets:		
Reserves and accrued expenses	**$ 5,074**	$ 6,110
Net operating loss carryforwards	**2,349**	4,082
Other	**2,840**	649
	10,263	10,841
Deferred income tax liabilities:		
Other assets	**(13,088)**	(14,418)
Employee benefit plans	**(5,006)**	–
Depreciation	**(865)**	(949)
Undistributed earnings of foreign subsidiaries	**(1,271)**	(1,271)
Other	**(8,162)**	(766)
	(28,392)	(17,404)
Net deferred income tax liability	**(18,129)**	(6,563)
Less: Current deferred tax asset	**2,554**	4,827
Less: Long-term deferred tax asset	**3,946**	–
Long-term deferred tax liability	**$(24,629)**	$(11,390)

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has not established valuation allowances for these tax assets.

8. SHAREHOLDERS' EQUITY

Equifax Equity Investment. Equifax's equity investment includes the original investments in the Company, accumulated income of the Company, and the dividend to Equifax arising from the forgiveness of the net intercompany receivable due from Equifax reflecting transactions described in Note 5.

Treasury Stock. In September 2001, the Company's Board of Directors authorized $100 million in common stock repurchases, primarily to offset share issuances associated with employee stock-based compensation. During 2001, the Company repurchased 81,400 shares of its common stock through open market transactions at an aggregate cost of $2.4 million. All of these shares were subsequently reissued in connection with stock option exercises in 2001.

Rights Plan. In June 2001, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. Pursuant to the Rights Plan, the Board of Directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock, with distribution to be made to shareholders of record as of July 6, 2001. The Rights, which will expire on July 6, 2011, initially will be represented by, and traded together with, the Company's common stock. The Rights are not currently exercisable and do not become exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 20% or more of the Company's common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price.

Stock Options. Historically, the Company participated in Equifax's stock option plans (the "Equifax Plans"), which provide qualified and nonqualified stock options to officers and employees at exercise prices not less than market value on the date of grant. In connection with the Distribution, stock options under the Equifax Plans held by employees of the Company that were not exercised prior to the Distribution Date were replaced with options of Certegy. In accordance with the provisions of FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), Equifax stock options were replaced with Certegy stock options in amounts and at exercise prices intended to preserve the economic benefit of the Equifax stock options at such time. Accordingly, no compensation expense resulted from the replacement of the options. The exercise price of the replacement options range from $5.79–$31.52.

In June 2001, the Company's Board of Directors adopted the Certegy Inc. Stock Incentive Plan (the "Plan"), pursuant to which 6.6 million shares of authorized but unissued common stock have been reserved. The Plan provides that qualified and nonqualified stock options may be granted to officers and employees at exercise prices not less than market value on the date of grant. Generally, options vest over a three-year period and are exercisable for 10 years from the date of grant. The Plan also provides for awards of restricted shares of the Company's common stock. Additionally, the Company adopted the Certegy Inc. Non-Employee Director Stock Option Plan (the "Director Plan"), pursuant to which 200,000 shares of stock are available for grant to non-employee directors in the form of stock options. At December 31, 2001, there were 2.7 million and 188,000 shares available for future option grants and restricted stock awards under the Plan and the Director Plan, respectively.

A summary of changes during 2001 in outstanding options and the related weighted average exercise price per share is as follows:

(Shares in thousands)	Shares	Weighted Average Exercise Price
Balance, beginning of year	–	$ –
Replacement options	3,390	21.62
Granted (at market price)	449	28.57
Cancelled	(56)	21.60
Exercised	(184)	22.58
Balance, end of year	3,599	$22.47
Exercisable at end of year	2,496	$21.23

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 5.79 – $15.92	246	2.80	$10.35	246	$10.35
$17.55	568	8.08	$17.55	559	$17.55
$18.77	418	7.94	$18.77	290	$18.77
$19.94 – $21.02	466	7.14	$20.26	376	$20.32
$21.73 – $22.62	9	7.55	$22.00	3	$22.62
$23.72	670	9.08	$23.72	351	$23.72
$24.33 – $27.54	246	6.28	$26.56	186	$26.58
$28.50	421	9.83	$28.50	97	$28.50
$28.77 – $32.14	555	4.91	$29.65	388	$29.49
	3,599	7.36	$22.47	2,496	$21.23

The weighted-average grant-date fair value per share of replacement options and options granted in 2001 under the Plan and the Director Plan is $18.29 and $13.02, respectively. The fair value is estimated on the date of grant using the Black-Scholes option-pricing model, based on the following weighted average assumptions:

Dividend yield	0.0%
Expected volatility	43.8%
Risk-free interest rate	4.4%
Expected life in years	4.8

Pro Forma Information. In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at the replacement date and grant dates as prescribed by SFAS 123, net income and earnings per share would have been reduced to the following pro forma amounts:

(In thousands, except per share amounts)	**2001**	2000	1999
Net income:			
As reported	**$87,076**	$88,462	$74,629
Pro forma	**$76,471**	$79,714	$73,487
Earnings per share (basic):			
As reported	**$ 1.27**	$ 1.32	$ 1.09
Pro forma	**$ 1.12**	$ 1.19	$ 1.07
Earnings per share (diluted):			
As reported	**$ 1.26**	$ 1.30	$ 1.07
Pro forma	**$ 1.11**	$ 1.17	$ 1.06

Pro forma net income for 1999 and 2000 noted above is based on the fair value of Equifax options held by the Company's employees. Because the SFAS 123 fair value disclosure requirements apply only to options granted after December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Long-Term Incentive Plan. The Company's Board of Directors adopted the Certegy Inc. Key Management Long-Term Incentive Plan for certain key officers that provides for cash awards at the end of various length measurement periods based on the growth in earnings per share and/or various other criteria over the measurement period. For certain awards, employees may elect to receive some or all of their distribution as an equity interest in the Company. Expense for this plan can vary between years due to revisions of estimates of future distributions under the plan, which are based on the likelihood that the performance criteria will be met. The total expense under this plan was $0.8 million in 2001.

Restricted Stock. In August 2001, the Company granted approximately 133,000 shares of restricted stock to officers and other key employees, which become fully vested at the end of a 30-month vesting period. These restricted stock grants were recorded as deferred compensation, a reduction of shareholders' equity, based on the quoted fair market value of the Company's common stock on the date of grant. Compensation expense is recognized ratably during the vesting period. The compensation expense for restricted stock was $0.7 million in 2001.

□9. EMPLOYEE BENEFITS

Historically, the Company participated in the Equifax employee benefit plans and was allocated a portion of the plans' costs based on an estimate of the proportion of expense related to the Company. In the opinion of management, the expenses were allocated on a reasonable basis. Effective on the Distribution Date, the Company established its own plans, which provide benefits similar to those benefits provided under Equifax's plans.

Retirement Plan. The Equifax noncontributory qualified retirement plan (the "Equifax Plan") covers most U.S. salaried employees. Benefits are primarily a function of salary and years of service. The Equifax Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended. Total pension income allocated to the Company and included in the consolidated statements of income was $2.1 million for the period from January 1, 2001 through the Distribution Date, $3.3 million in 2000, and $3.4 million in 1999. The components of pension income other than service costs, which were allocated directly, were allocated to the Company in proportion to total payroll costs. Effective on the Distribution Date, the Company established the Certegy noncontributory qualified retirement plan (the "Plan"), and Equifax transferred to this Plan a proportionate share of assets allocable to the accrued benefits for the Company's participants under the Equifax Plan. A reconciliation of the changes in the benefit obligations and fair value of plan assets for the period from the Distribution Date through December 31, 2001, and a statement of funded status at December 31, 2001 is as follows, in thousands (information relating to accumulated benefits and plan assets as they may have been allocable to the Company's participants at December 31, 2000 and 1999 is not available):

Changes in benefit obligations:	
Benefit obligation allocated from Equifax	$27,340
Service cost	1,175
Interest cost	809
Actuarial gain	(1,361)
Benefit obligations at end of year	$27,963
Changes in plan assets:	
Fair value of plan assets allocated from Equifax	$45,000
Actual return on plan assets	45
Fair value of plan assets at end of year	$45,045

The prepaid pension cost recognized in the consolidated balance sheet is as follows:

Funded status	$17,082
Unrecognized actuarial loss	3,812
Unrecognized prior service cost	(19)
Prepaid pension cost	$20,875

Net pension expense (income) includes the following components:

Service cost	$ 1,175
Interest cost	809
Expected return on plan assets	(1,884)
Amortization of prior service cost	44
Net pension expense	$ 144

Significant assumptions used in accounting for the Plan are as follows:

Discount rate	7.50%
Expected return on plan assets	9.00%
Rate of compensation increase	4.25%

The Company also maintains various retirement plans for certain employees in its international locations. Expenses for these plans are not material.

Employee Retirement Savings Plan. The Equifax retirement savings plan provides for annual contributions, within specified ranges, determined at the discretion of the Equifax Board of Directors, for the benefit of eligible employees in the form of cash or shares of Equifax's common stock. Effective on the Distribution Date, the Company established its own employee retirement savings plan, with substantially the same terms as the Equifax plan and annual contributions made in the form of Certegy's common stock. The Company's expenses for these plans were $1.1 million in 2001, $1.1 million in 2000, and $1.8 million in 1999.

Postretirement Benefit Plans. The Equifax unfunded healthcare and life insurance benefit plans cover eligible retired employees. Substantially all U.S. employees may become eligible for these benefits if they reach normal retirement age while working for Equifax and satisfy certain years of service requirements. Equifax accrues the cost of providing these benefits over the active service period of the employee. Expenses of $0.4 million for the period from January 1, 2001 through the Distribution Date, $0.5 million in 2000, and $0.6 million in 1999 were allocated to the Company in proportion to total payroll costs. Effective on the Distribution Date, the Company established its own postretirement benefit plans with substantially the same terms as the Equifax plans, and Equifax transferred to this plan a proportionate share of the accrued liability for the Company's participants under the Equifax plans. Expenses for these plans were $0.1 million for the period from the Distribution Date through December 31, 2001. The accrued liability for these plans at December 31, 2001 was $2.7 million, which is included in other long-term liabilities in the consolidated balance sheet.

10. COMMITMENTS AND CONTINGENCIES

Leases. The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $9.1 million in 2001, $12.6 million in 2000, and $11.3 million in 1999.

Future minimum payment obligations for noncancelable operating leases exceeding one year are as follows as of December 31, 2001:

(In thousands)	Amount
2002	$ 9,662
2003	5,730
2004	4,843
2005	3,561
2006	3,580
Thereafter	12,093
	$39,469

The Company has two operating leases, under which it has guaranteed the residual value of the leased properties. In the event the properties are sold by the lessors at the end of the lease terms, the Company would be responsible for any shortfall of the sales proceeds under $26.2 million, which approximates 79% of the value of the properties at the beginning of the lease terms. Management believes the fair market values of these properties exceed the amount of the guarantees. The Company has entered into an interest rate swap arrangement to fix the variable interest rate on one of these lease obligations (Note 2).

Data Processing Services Agreements. The Company has separate agreements with EDS, IBM, and Proceda, which expire between 2004 and 2010, for portions of its computer data processing operations and related functions. The estimated aggregate contractual obligation remaining under these agreements is approximately $270.2 million as of December 31, 2001. However, this amount could be more or less depending on various factors, such as the inflation rate, the introduction of significant new technologies, or changes in the Company's data processing needs as a result of acquisitions or divestitures. Under certain circumstances, such as a change in control of the Company or for the Company's convenience, the Company may terminate these agreements. However, the agreements provide that the Company must pay a termination charge in the event of such a termination.

Change in Control Agreements. The Company has agreements with certain of its officers, which provide certain severance pay and benefits in the event of a termination of the officer's employment under certain circumstances following a "change in control" of the Company. "Change in control" is defined as the accumulation by any person, entity, or group of 20% or more of the combined voting power of the Company's voting stock or the occurrence of certain other specified events. In the event of a "change in control," vesting periods and payouts under the Stock Incentive Plan and the Long-Term Incentive Plan are accelerated.

Litigation. A number of lawsuits seeking damages are brought against the Company each year in the ordinary course of business. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In addition, a class action lawsuit is pending against the Company in the U.S. District Court for the Eastern District of California. This action is based on a claim that the Company's practice of assessing a service charge on unpaid checks allegedly violated provisions of the Federal Fair Debt Collection Practices Act and California's Unfair Business Practices Act during the period from August 1992 through December 1996. The plaintiffs seek, among other remedies, a refund of all service charges collected from California consumers during this period, prejudgment interest, statutory damages under the Fair Debt Collection Practices Act, and attorneys' fees, which amounts in the aggregate could exceed $15 million. The Company has defended, and will continue to defend, this action vigorously; however, litigation is inherently uncertain and the Company may not prevail. In the opinion of management, the ultimate resolution of these matters, individually or in the aggregate, will not have a materially adverse effect on the Company's financial position, liquidity, or results of operations.

Operations. In its card merchant processing business, the Company processes credit and debit card transactions for direct merchant locations, as well as indirectly for bank customers. The Company's bank and direct merchant customers have the liability for any charges properly reversed by the cardholder. In the Company's direct merchant business, in the event the Company is not able to collect such amounts from the merchants due to insolvency, bankruptcy, or another reason, the Company may be liable for any such reversed charges. The Company requires cash deposits and other types of collateral from certain merchants to minimize any such contingent liability. The Company also utilizes a number of systems and procedures to manage merchant risk. In addition, the Company believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss.

The Company recognizes card merchant processing revenue based on a percentage of the gross amount charged and has a potential liability for the full amount of the charge. The Company records a valuation allowance for operational losses when such losses are probable and reasonably estimated. In the opinion of management, such allowances for losses are adequate.

The Company also has a check guarantee business. The Company charges its merchant customers a percentage of the face value of the check and guarantees payment of the check to the merchant if the check is not honored by the checkwriter's bank. The Company has the right to collect the full amount of the check from the checkwriter but historically has not recovered 100% of the guaranteed checks. The Company records a valuation allowance for losses on uncollectible checks, based on historical and projected loss experiences.

Expenses of $151.4 million, $106.8 million, and $86.1 million were recorded in 2001, 2000, and 1999, respectively, for these costs of services.

11. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Quarterly revenues and operating income by reportable segment (Note 12) and other summarized quarterly financial data for 2001 and 2000 are as follows (in thousands, except per share amounts):

2001	First	Second	Third	Fourth
Revenues:				
Card Services	$131,237	$138,610	$146,572	$146,183
Check Services	63,739	66,806	71,411	86,565
	$194,976	$205,416	$217,983	$232,748
Operating income:				
Card Services	$ 22,600	$ 27,580	$ 34,837	$ 34,750
Check Services	6,105	10,482	11,386	15,529
	28,705	38,062	46,223	50,279
General corporate expense	(2,215)	(2,212)	(3,502)	(3,921)
	$ 26,490	$ 35,850	$ 42,721	$ 46,358
Net income	$ 15,239	$ 21,269	$ 24,059	$ 26,509
Net income per common share:				
Basic(1)	$ 0.22	$ 0.31	$ 0.35	$ 0.39
Diluted(2)	$ 0.22	$ 0.31	$ 0.35	$ 0.38
Pro forma net income per common share:				
Basic(1)	$ 0.17	$ 0.26		
Diluted(2)	$ 0.17	$ 0.26		

2000	First	Second	Third	Fourth
Revenues:				
Card Services	$119,244	$130,157	$131,602	$137,507
Check Services	58,317	62,951	63,074	75,710
	$177,561	$193,108	$194,676	$213,217
Operating income:				
Card Services	$ 17,276	$ 27,916	$ 32,487	$ 33,078
Check Services	8,685	10,667	10,765	14,088
	25,961	38,583	43,252	47,166
General corporate expense	(2,051)	(2,034)	(1,818)	(1,900)
	$ 23,910	$ 36,549	$ 41,434	$ 45,266
Net income	$ 14,872	$ 22,468	$ 24,931	$ 26,191
Net income per common share:				
Basic(1)	$ 0.22	$ 0.34	$ 0.37	$ 0.39
Diluted(2)	$ 0.22	$ 0.33	$ 0.37	$ 0.38
Pro forma net income per common share:				
Basic(1)	$ 0.16	$ 0.27	$ 0.31	$ 0.32
Diluted(2)	$ 0.16	$ 0.27	$ 0.30	$ 0.32

[1] Prior to the third quarter of 2001, basic weighted average shares outstanding is computed by applying the distribution ratio of one share of Certegy common stock for every two shares of Equifax common stock held to the historical Equifax weighted average shares outstanding.
[2] Prior to the third quarter of 2001, diluted weighted average shares outstanding is estimated based on the dilutive effect of stock options calculated in the third quarter of 2001.

12. SEGMENT INFORMATION

Segment information has been prepared in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The Company has two segments: credit and debit card processing (Card Services) and check risk management services (Check Services). Segments were determined based on products and services provided by each segment (Note 1) and represent components of the Company about which separate internal financial information is maintained and evaluated by senior management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are the same as those described in the Company's summary of significant accounting policies (Note 2). The Company evaluates the segment performance based on its operating income. Intersegment sales and transfers, which are not material, have been eliminated.

Segment information for 2001, 2000, and 1999 is as follows (dollars in thousands):

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Revenues:						
Card Services	$562,602	66%	$518,510	67%	$443,904	65%
Check Services	288,521	34	260,052	33	237,268	35
	$851,123	100%	$778,562	100%	$681,172	100%
Operating income:						
Card Services	$119,767	73%	$110,757	71%	$ 96,368	71%
Check Services	43,502	27	44,205	29	38,441	29
	163,269	100%	154,962	100%	134,809	100%
General corporate expense	(11,850)		(7,803)		(7,324)	
	$151,419		$147,159		$127,485	
Total assets at December 31:						
Card Services	$511,149	73%	$419,270	83%	$414,786	84%
Check Services	133,556	19	83,175	17	80,469	16
Corporate	52,868	8	–	–	–	–
	$697,573	100%	$502,445	100%	$495,255	100%

	2001	2000	1999
Depreciation and amortization:			
Card Services	$38,789	$36,038	$28,493
Check Services	6,811	6,660	7,265
Corporate	77	–	–
	$45,677	$42,698	$35,758
Capital expenditures:			
Card Services	$36,982	$35,478	$47,502
Check Services	10,139	3,311	2,609
Corporate	2,228	–	–
	$49,349	$38,789	$50,111

Financial information by geographic area is as follows (dollars in thousands):

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Revenues (based on location of customer):						
United States	$689,106	81%	$615,221	79%	$548,192	80%
United Kingdom	62,579	7	62,512	8	47,189	7
Brazil	63,123	8	66,483	9	54,904	8
Other	36,315	4	34,346	4	30,887	5
	$851,123	100%	$778,562	100%	$681,172	100%
Long-lived assets at December 31:						
United States	$200,924	49%	$142,696	47%	$134,455	49%
United Kingdom	54,481	13	50,351	17	37,960	14
Brazil	133,548	32	87,963	29	94,207	35
Other	25,714	6	22,228	7	6,677	2
	$414,667	100%	$303,238	100%	$273,299	100%

Revenues from external customers by product and service offering are as follows (dollars in thousands):

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Card Issuer Services	$370,026	44%	$356,132	46%	$308,796	45%
Check Services	288,521	34	260,052	33	237,268	35
Merchant Processing Services	182,843	21	149,276	19	111,863	16
Card Issuer Software and Support	9,733	1	13,102	2	23,245	4
	$851,123	100%	$778,562	100%	$681,172	100%

Report of Independent Public Accountants

To Certegy Inc.:

We have audited the accompanying consolidated balance sheets of Certegy Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certegy Inc. and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Atlanta, Georgia
February 8, 2002

In October 2000, the Board of Directors of Equifax Inc. ("Equifax") announced its intent to spin off its Payment Services division, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution"). This Distribution occurred on July 7, 2001 (the "Distribution Date") and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the Payment Services division to Certegy Inc. ("Certegy" or the "Company") and then distributing all of the shares of Certegy common stock to Equifax's shareholders. (The term "Company" is also used to refer to the Equifax Payment Services division prior to the Distribution.) The Equifax shareholders received one share of Certegy common stock for every two shares of Equifax common stock held as of the Distribution Date. In conjunction with the Distribution, Certegy made a cash payment to Equifax in the amount of $275 million to reflect Certegy's share of Equifax's pre-distribution debt used to establish the Company's initial capitalization. This was funded through $400 million of unsecured revolving credit facilities obtained by Certegy in July 2001. Certegy was incorporated on March 2, 2001, under the name Equifax PS, Inc., as a wholly-owned subsidiary of Equifax. Certegy did not have any operations, assets, or liabilities until the contribution by Equifax to Certegy of the Payment Services division prior to the Distribution.

The following unaudited pro forma consolidated statements of income for the years ended December 31, 2001, 2000, and 1999 have been prepared as if the Distribution had taken place on January 1, 1999.

The unaudited pro forma consolidated statements of income are not necessarily indicative of the Company's results had the Distribution occurred on the date indicated or the expected results of operations in the future. The unaudited pro forma consolidated statements of income should be read in conjunction with the separate historical financial statements of the Company, including the notes to those statements contained elsewhere in this Annual Report, and in conjunction with the related notes to these unaudited pro forma consolidated statements of income.

Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2001 Unaudited

Certegy Inc.

(In thousands, except per share amounts)	Historical	Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$851,123	$ –	$851,123
Operating expenses:			
Costs of services	601,740	2,350 [(a)]	604,090
Selling, general, and administrative expenses	97,964	900 [(a)]	98,864
	699,704	3,250	702,954
Operating income	151,419	(3,250)	148,169
Other income, net	78	–	78
Interest expense	(7,200)	(8,413) [(b)]	(15,613)
Income before income taxes and minority interests	144,297	(11,663)	132,634
Provision for income taxes	(56,276)	4,549 [(c)]	(51,727)
Minority interests in earnings, net of tax	(945)	–	(945)
Net income	$ 87,076	$ (7,114)	$ 79,962
Basic:			
Earnings per share	$ 1.27		$ 1.17
Average shares outstanding	68,317		68,317
Diluted:			
Earnings per share	$ 1.26		$ 1.16
Average shares outstanding	69,063		69,063

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Pro Forma Consolidated Statement of Income
for the Year Ended December 31, 2000 Unaudited

Certegy Inc.

(In thousands, except per share amounts)	Historical	Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$778,562	$ –	$778,562
Operating expenses:			
Costs of services	535,751	4,700 [a]	540,451
Selling, general, and administrative expenses	95,652	1,800 [a]	97,452
	631,403	6,500	637,903
Operating income	147,159	(6,500)	140,659
Other income, net	1,309	–	1,309
Interest expense	(1,301)	(21,735) [b]	(23,036)
Income before income taxes and minority interests	147,167	(28,235)	118,932
Provision for income taxes	(57,609)	11,040 [c]	(46,569)
Minority interests in earnings, net of tax	(1,096)	–	(1,096)
Net income	$ 88,462	$(17,195)	$ 71,267
Basic:			
Earnings per share	$ 1.32		$ 1.06
Average shares outstanding	67,200		67,200
Diluted:			
Earnings per share	$ 1.30		$ 1.05
Average shares outstanding	67,933		67,933

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Pro Forma Consolidated Statement of Income for the Year Ended December 31, 1999 Unaudited

Certegy Inc.

(In thousands, except per share amounts)	Historical	Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$681,172	$ –	$681,172
Operating expenses:			
Costs of services	466,379	4,700 [a]	471,079
Selling, general, and administrative expenses	87,308	1,800 [a]	89,108
	553,687	6,500	560,187
Operating income	127,485	(6,500)	120,985
Other income, net	2,311	–	2,311
Interest expense	(901)	(18,634)[b]	(19,535)
Income before income taxes and minority interests	128,895	(25,134)	103,761
Provision for income taxes	(54,272)	10,581 [c]	(43,691)
Minority interests in earnings, net of tax	6	–	6
Net income	$ 74,629	$(14,553)	$ 60,076
Basic:			
Earnings per share	$ 1.09		$ 0.87
Average shares outstanding	68,729		68,729
Diluted:			
Earnings per share	$ 1.07		$ 0.86
Average shares outstanding	69,462		69,462

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Notes to Pro Forma Consolidated Statements of Income Unaudited

The following pro forma adjustments were made to the historical consolidated statements of income of the Company for the years ended December 31, 2001, 2000, and 1999 to reflect the Distribution as if it had occurred on January 1, 1999.

(a) To reflect additional expenses of approximately $3.3 million for the six months ended June 30, 2001 (period prior to the Distribution) and $6.5 million for both the years ended December 31, 2000 and 1999, which specifically relate to incremental pension expense, insurance costs, corporate headquarters rent, and stand-alone public company costs for audit, director, and stock exchange fees.

(b) To reflect interest expense on the $275 million of debt used to fund the cash payment to Equifax in conjunction with the Distribution, at an annual rate of LIBOR plus 100 basis points (5.76% for the six months ended June 30, 2001 and 7.54% and 6.41% for the years ended December 31, 2000 and 1999, respectively), plus amortization of financing costs over the three-year term of the debt.

(c) To reflect the income tax benefit resulting from the pro forma adjustments using the Company's effective tax rate for the period.

Board of Directors

Certegy Inc.

Lee A. Kennedy
Chairman, President and
Chief Executive Officer
Certegy Inc.

Robert H. Bohannon
Chairman, President and
Chief Executive Officer
Viad Corp

Thomas F. Chapman
Chairman and
Chief Executive Officer
Equifax Inc.

Richard N. Child
Business Consultant

Charles T. Doyle
Chairman of the Board
Texas First Bank

David K. Hunt
Chief Executive Officer
PlanSoft Corporation

Kathy Brittain White
Executive Vice President –
E-Business and
Chief Information Officer
Cardinal Health

Executive Officers

Lee A. Kennedy
Chairman, President and
Chief Executive Officer

Larry J. Towe
Executive Vice President and
Chief Operating Officer

Michael T. Vollkommer
Corporate Vice President and
Chief Financial Officer

Bruce S. Richards
Corporate Vice President,
General Counsel and Secretary

J. Gerard Ballard
Corporate Vice President and
Chief Technology Officer

Richard D. Gapen
Corporate Vice President –
Human Resources

Gerald A. Hines
Senior Vice President and
Group Executive –
Card Services

Jeffrey S. Carbiener
Senior Vice President and
Group Executive –
Check Services

Michael E. Sax
Corporate Vice President –
Financial Planning and Treasurer

Pamela A. Tefft
Corporate Vice President and
Controller

Mary K. Waggoner
Corporate Vice President –
Investor Relations

Principal Offices

United States of America
Corporate Headquarters
11720 Amber Park Drive
Suite 600
Alpharetta, Georgia 30004
678-867-8000

Other USA Locations
11601 Roosevelt Boulevard
St. Petersburg, Florida 33716
800-215-6280

1850 Deming Way
Middleton, Wisconsin 53562
800-238-2827

370 N. 2200 W.
Building D
Salt Lake City, Utah 84116
800-657-6366

Australia
Level 28
570 Bourke Street
Melbourne
VIC 3000
Australia
61-3-8615-1100

Australia (continued)
Level 1
97 Pirie Street
Adelaide
SA 5000
Australia
61-8-8232-2828

Brazil
Av. Maria Coelho Aguiar,
215-Bl. D-4 Andar
Sao Paulo
SP 05804-900
Brazil
55-11-3741-5904

Nova Lima
Rua da Paisagem 220
Nova Lima
BH 34000-000
Brazil
55-31-3589-7000

Chile
Marchant Pereira 10, Piso 19
Santiago
Chile
56-2-230-1600

France
Tour Franklin
La Defense 8
92042 La Defense Cedex
France
33-1-41-02-85-60

New Zealand
Level 16
Phillips Fox Tower
209 Queen Street
Auckland
New Zealand
64-9-300-3051

United Kingdom
Radcliffe House
Blenheim Court
Solihull,
West Midlands
B91 2AA
United Kingdom
44-121-252-4700

10th Floor
Tricorn House
51-53 Hagley Road
Edgbaston,
Birmingham
B16 8TU
United Kingdom
44-121-410-4100

Shareholder Information

Certegy Inc.

Annual Meeting of Shareholders
The annual meeting of the shareholders of Certegy Inc. will be held Thursday, May 16, 2002 at 11:00 a.m., local time, at the Four Seasons Hotel, 75 Fourteenth Street, Atlanta, Georgia 30309.

Market Price Information
Certegy Inc. common stock is listed on the New York Stock Exchange under the ticker symbol "CEY" and commenced public trading on July 9, 2001. The high and low sales prices per share of the Company's common stock for each quarter during the year were as follows:

2001	High	Low
Third Quarter	$35.10	$24.81
Fourth Quarter	$35.45	$26.00

As of December 31, 2001, Certegy had 8,652 shareholders of record.

Registrar and Transfer Agent
Registered shareholders with questions concerning the transfer or registration of shares, address changes, consolidation of duplicate accounts or related matters should contact:

SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

or, e-mail the Company at shareholder@certegy.com.

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives and portfolio managers, and requests for the Company's annual report to the Securities and Exchange Commission on Form 10-K should be directed to:

Mary K. Waggoner
Corporate Vice President – Investor Relations
678-867-8004
mary.waggoner@certegy.com

Contact Information

Corporate Headquarters
Certegy Inc.
11720 Amber Park Drive
Suite 600
Alpharetta, Georgia 30004
678-867-8000

Internet Address
www.certegy.com

Independent Public Accountants
Arthur Andersen LLP
133 Peachtree Street, NE
Suite 2500
Atlanta, Georgia 30303-1816
404-658-1776
www.arthurandersen.com

Media Relations
Cynthia R. Whiteman
Senior Vice President – Marketing and Communications
678-867-8006
cindy.whiteman@certegy.com

certegy

Certegy Inc.
11720 Amber Park Drive
Suite 600
Alpharetta, Georgia 30004
678-867-8000
www.certegy.com